Exhibit 2.i

ASSET PURCHASE AGREEMENT

by and among

ENERGIZER HOLDINGS, INC.,

as Purchaser,

and

AMERICAN SAFETY RAZOR COMPANY, LLC,

as Seller.

Dated as of October 8, 2010

TABLE OF CONTENTS

Article I PURCHASE AND SALE OF THE PURCHASED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

1.1	Agreement to Purchase and Sell the Purchased Assets

1.2	Excluded Assets

1.3	Assumed Liabilities

1.4	Excluded Liabilities

1.5	Disclosure Schedule Updates

1.6	Cure Costs

1.7	Assumption/Rejection of Certain Contracts

Article II CONSIDERATION

2.1	Consideration

2.2	Cancellation of First Lien Indebtedness

2.3	Good Faith Deposit and Purchase Price Deposit

Article III CLOSING AND TERMINATION

3.1	Closing

3.2	Closing Deliveries by the Seller

3.3	Closing Deliveries by the Purchaser

3.4	Termination of Agreement

3.5	Effect of Termination

Article IV REPRESENTATIONS AND WARRANTIES OF SELLER

4.1	Organization and Qualification; Subsidiaries

4.2	Capitalization

4.3	Authorization of Agreement

4.4	Conflicts; Consents; Compliance with Law

4.5	Absence of Certain Developments

4.6	Litigation

4.7	Intellectual Property

4.8	Agreements, Contracts and Commitments; Certain Other Agreements

4.9	Permits

4.10	Brokers and Finders

4.11	Title to Assets; Condition

4.12	Real Property

4.13	Tax Returns; Taxes

4.14	Employees

4.15	Company Benefit Plans

4.16	Insurance Policies

4.17	Environmental Matters

4.18	Customers, Vendors and Suppliers

4.19	Financial Statements

4.20	Absence of Undisclosed Liabilities

4.21	Cure Costs

4.22	Disclaimer

Article V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1	Organization and Qualification

5.2	Authority

5.3	Conflicts; Consents

5.4	Litigation

5.5	Brokers

5.6	Adequate Assurances Regarding Assigned Contracts

5.7	Available Financing

5.8	No Inducement or Reliance; Independent Assessment

5.9	Anti-Money Laundering

Article VI BANKRUPTCY COURT MATTERS

6.1	Competing Bid

6.2	Sale Motion

6.3	Sale Order

Article VII COVENANTS AND AGREEMENTS

7.1	Conduct of Business of the Seller and the Acquired Subsidiaries

7.2	Name Change

7.3	Access to Information

7.4	Assignability of Certain Contracts

7.5	Rejected Contracts

7.6	Adequate Assurances Regarding Assigned Contracts

7.7	Performance Under Assigned Contracts

7.8	Reasonable Efforts; Cooperation

7.9	Publicity

7.10	Further Assurances

7.11	Preservation of Records

7.12	Notification of Certain Matters

7.13	Transfer Taxes

7.14	Director and Officer Liability and Indemnification

7.15	Employee Matters

7.16	Transition Services Agreement

7.17	Wind Down Amount

7.18	Trade Secrets

7.19	Tax Matters

7.20	Treatment of PIK Note

Article VIII CONDITIONS TO CLOSING

8.1	Conditions Precedent to the Obligations of the Purchaser and the Seller

8.2	Conditions Precedent to the Obligations of the Seller

8.3	Conditions Precedent to the Obligations of the Purchaser

Article IX DEFINITIONS

9.1	Definitions

Article X [INTENTIONALLY OMITTED]

Article XI STRUCTURAL CONSIDERATIONS

11.1	Structural Considerations

Article XII MISCELLANEOUS

12.1	Payment of Expenses

12.2	Survival

12.3	Entire Agreement; Amendments and Waivers

12.4	Execution of Agreement; Counterparts; Electronic Signatures

12.5	Governing Law

12.6	Jurisdiction, Waiver of Jury Trial

12.7	Notices

12.8	Binding Effect; Assignment

12.9	Severability

12.10	Injunctive Relief

12.11	Non Recourse

12.12	Bulk Sales Laws

12.13	Certain Interpretations

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 8, 2010 (the “Agreement Date”), is hereby entered into by and among American Safety Razor Company, LLC, a Delaware limited liability company (“ASR”), and Energizer Holdings Inc., a Missouri corporation (the “Purchaser”).  For the purposes of this Agreement, capitalized terms used herein shall have the meanings set forth in Article IX.

RECITALS

WHEREAS, ASR and the Subsidiaries of ASR listed on Exhibit A (collectively referred to herein with ASR as the “Seller”) are debtors and debtors in possession in those certain bankruptcy cases under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. § 101 et seq. (the “Bankruptcy Code”) filed on July 28, 2010 in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (as Jointly Administered, collectively, the “Bankruptcy Cases”); and

WHEREAS, the Seller, together with the Acquired Subsidiaries (as hereinafter defined), conduct the business of manufacturing and marketing wet shaving razors and blades and industrial, specialty and medical blades (the “Business”);

WHEREAS, the Purchaser desires to purchase all of the Purchased Assets (as hereinafter defined) and assume the Assumed Liabilities (as hereinafter defined) from the Seller and the Seller desires to sell, convey, assign and transfer to the Purchaser all of the Purchased Assets together with the Assumed Liabilities, upon the terms and subject to the conditions set forth in this Agreement and the Parties intend to effectuate the transactions contemplated by this Agreement in accordance with Sections 105, 363 and 365 of the Bankruptcy Code;

WHEREAS, the execution and delivery of this Agreement and Seller’s ability to consummate the transactions set forth in this Agreement are subject, among other things, to the entry of a Sale Order of the Bankruptcy Court under Sections 363 and 365 of the Bankruptcy Code;

WHEREAS, the Purchased Assets and Assumed Liabilities shall be purchased and assumed by the Purchaser pursuant to the Sale Order approving such sale, free and clear of all Claims and Encumbrances (other than Permitted Encumbrances), pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, and Rules 6004 and 6006 of the Federal Rules of Bankruptcy Procedure, which order will include the authorization for the assumption by the Seller and assignment to the Purchaser of the Assigned Contracts and the liabilities thereunder in accordance with Section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth in this Agreement and the Sale Order and in accordance with other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure and the local rules for the Bankruptcy Court (together, the “Bankruptcy Rules”);

WHEREAS, Purchaser will, among other things, deliver to the Seller the Purchase Price in consideration of the Purchased Assets (subject to the Assumed Liabilities);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Purchaser and the Seller hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE PURCHASED ASSETS;

ASSUMPTION OF ASSUMED LIABILITIES

1.1 Agreement to Purchase and Sell the Purchased Assets

  Upon the terms and subject to the conditions set forth herein, at the Closing, ASR shall and shall cause the other Sellers to sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser shall purchase and acquire and accept from the Seller, the Purchased Assets, free and clear of all Claims and Encumbrances (other than Permitted Encumbrances) in accordance with and with all the protections afforded by Sections 105, 363 and 365 of the Bankruptcy Code. As used herein, the term “Purchased Assets” shall mean all of the properties, assets and rights, tangible and intangible, real or personal, of the Seller of whatever kind and nature including, without limitation, the following but excluding the Excluded Assets:

(a) all Cash and Cash Equivalents, except for the Wind Down Amount, but including the Wind Down Surplus;

(b) all outstanding shares of capital stock or equity or other ownership interest held by the Seller in the Acquired Subsidiaries (the “Acquired Equity Interests”);

(c) all Inventory;

(d) all deposits, advances, pre-paid expenses and credits;

(e) all Equipment;

(f) to the extent assignable pursuant to Section 365 of the Bankruptcy Code, all Contracts of the Seller relating to the Business, other than such Contracts that are Non-Assigned Contracts (the “Assigned Contracts”);

(g) the Owned Real Property which is owned by the Seller;

(h) the Seller’s leasehold interests in the Leased Real Property;

(i) to the extent assignable, all of Seller’s licenses, permits, approvals, easements and other rights relating to the Owned Real Property and the Leased Real Property;

(j) the Seller’s Owned Intellectual Property (including the Purchased Names, subject to Section 7.2) and, to the extent assignable, including pursuant to Section 365 of the Bankruptcy Code, Seller’s interest in the Licensed Intellectual Property;

(k) the Accounts Receivable, the proceeds thereof, and any security therefor;

(l) all causes of action, lawsuits, judgments, claims and demands of any nature, whether arising by way of counterclaim or otherwise, rights, refunds, choses in action, actions, suits or proceedings, rights of recovery, rights of setoff, rights of recoupment, rights of indemnity or contribution and other similar rights (known and unknown, matured and unmatured, accrued or contingent, regardless of whether such rights are currently exercisable) against any Person, including all warranties, representations, guarantees, indemnities and other contractual claims (express, implied or otherwise) to the extent related to the Purchased Assets or the Assumed Liabilities, including avoidance actions under the Bankruptcy Code, which shall be released by the Purchaser upon Closing;

(m) all Permits held by Seller and pending applications therefor, in each case to the extent assignable;

(n) all Seller Plans;

(o) all insurance policies, to the extent such insurance policies are assignable, and all insurance proceeds and insurance awards receivable with respect to any of the Purchased Assets which arise from or relate to events occurring prior to or on the Closing Date;

(p) to the extent permitted by applicable Law, all Documents used in or relating to the Business or in respect of the Purchased Assets or the Assumed Liabilities;

(q) all express or implied guarantees, warranties, representations, covenants, indemnities, rights, claims, counterclaims, defenses, credits, causes of action or rights of set off against third parties relating to the Purchased Assets (including, for the avoidance of doubt, avoidance actions under Chapter 5 of the Bankruptcy Code and those arising under, or otherwise relating to, the Assigned Contracts) or Assumed Liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities, guaranties and causes of action under applicable Law;

(r) any Claim, right or interest of the Seller in or to any refund, rebate, abatement or other recovery for Taxes with respect to the Business or the Purchased Assets, together with any interest due thereon or penalty rebate arising therefrom, for any Tax period (or portion thereof) ending on or before the Closing Date;

(s) all goodwill of the Business;

(t) all loans and other indebtedness payable to the Seller; and

(u) all proceeds and products of any and all of the foregoing Purchased Assets.

1.2 Excluded Assets

  Notwithstanding anything to the contrary in this Agreement, in no event shall the Seller be deemed to sell, transfer, assign or convey to the Purchaser, and the Seller shall retain all right, title and interest to, in and under the following assets, properties, interests and rights of the Seller (collectively, the “Excluded Assets”):

(a) the Wind Down Amount, but excluding the Wind Down Surplus;

(b) all Non-Assigned Contracts;

(c) corporate seals, minute books, charter documents, stock transfer records, record books, original Tax and financial records and such other files, books and records of any Person other than the Acquired Subsidiaries; and

(d) the Seller’s rights in and to this Agreement, the Purchase Price hereunder, any agreement, certificate, instrument or other document executed and delivered by the Seller or the Purchaser in connection with the transactions contemplated hereby.

1.3 Assumed Liabilities

  On the terms and subject to the conditions set forth in this Agreement and the Sale Order, effective as of the Closing, the Purchaser shall assume (and thereafter pay, perform, discharge or otherwise satisfy in accordance with their respective terms) the Assumed Liabilities.  For purposes of this Agreement, the “Assumed Liabilities” shall mean only the following Liabilities (to the extent not paid at or prior to Closing):

(a) all of the Liabilities of the Seller arising or resulting from events or conditions occurring or existing prior to Closing, including such Liabilities under or relating to any Environmental Laws, all Seller Plans, the WARN Act and all trade payable accruing or existing prior to Closing (other than payables related to Non-Assigned Contracts), to the extent not expressly included among the Excluded Liabilities;

(b) all of the Liabilities of the Seller to the extent such Liabilities result from events or circumstances occurring from and after the Closing under, and the Cure Costs in respect of, any Assigned Contracts;

(c) all of the Liabilities of the Seller relating to or otherwise arising out of, or in connection with, any of the Purchased Assets or other Assumed Liabilities, to the extent such Liabilities result from events or circumstances occurring from and after the Closing, and excluding, for the avoidance of doubt, the Excluded Liabilities; and

(d) all of the Liabilities for Taxes of RSA Holdings Corp. of Delaware and the Seller with respect to (i) any taxable period (or portion thereof) that ends on or prior to the Closing Date and (ii) any transactions occurring on or prior to the Closing Date or arising from the transactions contemplated by this Agreement.

1.4 Excluded Liabilities

  Notwithstanding any provision in this Agreement to the contrary, the Purchaser is assuming only the Assumed Liabilities and the Purchaser is not assuming, nor shall the Purchaser be deemed to have assumed, the Liabilities set forth below (collectively, the “Excluded Liabilities”):

(a) Liabilities of the Seller relating to or otherwise arising, whether before, on or after the Closing, out of, or in connection with, any of the Excluded Assets, including Claims associated with the rejection of the Non-Assigned Contracts;

(b) Liabilities of the Seller in respect of Contracts that are Non-Assigned Contracts;

(c) the costs and expenses of professionals retained under Section 327, 328 or 1103 of the Bankruptcy Code and fees owed to the United States Trustee ; and under 28 U.S.C.§ 1930(a)(6) or otherwise;

(d) Liabilities of the Seller in respect of Indebtedness arising prior to the Petition Date, including, without limitation, under the First Lien Credit Agreement, the Second Lien Credit Agreement and the Mezzanine Credit Agreement, but excluding Indebtedness under the DIP Credit Agreement; and

(e) all Liabilities of the Seller under this Agreement.

1.5 Disclosure Schedule Updates

  Notwithstanding anything in this Agreement to the contrary, the Purchaser may (a) revise any Schedule setting forth the Purchased Assets and the Excluded Assets to (i) include in the definition of Purchased Assets (pursuant to the applicable Schedule) and to exclude from the definition of Excluded Assets, any Contract of the Seller, not previously included in the Purchased Assets, at any time on or prior to the fifth (5th) Business Day prior to the date upon which the Sale Hearing is initiated and require the Seller to give notice to the parties to any such Contract and (ii) exclude from the definition of Purchased Assets (pursuant to the applicable Schedule) and to include in the definition of Excluded Assets, any Assigned Contract or other asset of the Seller previously included in the Purchased Assets and not otherwise included in the definition of Excluded Assets, and (b) revise Schedule 1.7(b) to include or exclude any executory Contract of the Seller, in each case at any time on or prior to the fifth (5th) Business Day prior to the date upon which the Sale Hearing is initiated, provided, however, that any such change to a Schedule, the definition of “Purchased Assets” or the definition of “Excluded Assets” shall not reduce the amount of the Purchase Price; provided, further, that the Purchaser shall assume and pay any Liabilities resulting from the rejection of any executory Contract of the Seller (x) included in the definition of Excluded Assets and excluded from the definition of Purchased Assets or (y) included on Schedule 1.7(b), in each case after the date of this Agreement pursuant to this Section 1.5.

1.6 Cure Costs

.  On or prior to the date hereof, the Seller has delivered Schedule 1.6 to the Purchaser, which Schedule contains with respect to each Assigned Contract, Seller’s good faith estimate of the amount required to be paid with respect to such Assigned Contract to cure all defaults under such Assigned Contract to the extent required by Section 365(b) and otherwise satisfy all requirements imposed by Section 365(b) of the Bankruptcy Code. Prior to the Sale Hearing, the Seller shall commence appropriate proceedings before the Bankruptcy Court and otherwise take all reasonably necessary actions in order to determine Cure Costs (as hereinafter defined) with respect to any Assigned Contract entered into prior to the Petition Date.  In connection with the transfer and assignment of the Assigned Contracts, the Purchaser shall pay (or cause to be paid) and discharge and be responsible for any and all amounts necessary for the Seller to be able to assume and assign the Assigned Contracts to the Purchaser pursuant to Section 365 of the Bankruptcy Code, including without limitation, all monetary defaults, if any, and actual pecuniary losses, if any, that have resulted from such defaults (such amounts, the “Cure Costs”) and the Seller shall not have any Liability therefor or otherwise in connection therewith.

1.7 Assumption/Rejection of Certain Contracts

.

(a) As of the Closing, the Seller shall assume pursuant to Section 365(a) of the Bankruptcy Code and sell and assign to the Purchaser pursuant to Sections 363(b), (f) and (m) and Section 365(f) of the Bankruptcy Code each of the Assigned Contracts.

(b) The Seller agrees to file a motion within twenty (20) Business Days after Closing, seeking rejection of the executory Contracts listed on Schedule 1.7(b).

ARTICLE II

CONSIDERATION

2.1 Consideration

.  The aggregate consideration (the “Purchase Price”) to be paid for the Purchased Assets by the Purchaser shall be (a) $301,000,000 (the “Cash Consideration”), (b) the assumption of the Assumed Liabilities, (c) the assumption of all Liabilities in respect of the Cure Costs, and (d) an amount in cash sufficient to repay, on behalf of the Seller, all Indebtedness in respect of the DIP Credit Agreement and terminate all obligations of the Seller and its Affiliates thereunder (the “DIP Repayment Amount”).

2.2 Cancellation of First Lien Indebtedness

.  On the Closing Date and immediately following the Closing, the Seller shall deliver to the First Lien Agent a portion of the Cash Consideration equal to the First Lien Indebtedness for immediate distribution to the First Lien Lenders in consideration of which the First Lien Agent shall acknowledge on behalf of the First Lien Lenders the full satisfaction of the First Lien Indebtedness due and owing under the First Lien Credit Agreement (such principal amounts due and owing as of July 27, 2010 being $243,625,032.05).

2.3 Good Faith Deposit and Purchase Price Deposit

.

(a) Within one (1) Business Day of the execution of this Agreement, the Purchaser shall deposit to the registry of the Bankruptcy Court or an escrow agent mutually agreeable to Purchaser and ASR (the “Escrow Agent”) a good faith deposit in the amount of $22,500,000 (the “Good Faith Deposit”), and an additional deposit in the amount of $7,500,000 (the “Purchase Price Deposit”) as security for the performance of the Purchaser’s obligations under this Agreement.  The Escrow Agent (or the Bankruptcy Court, as the case may be) shall serve as escrow agent and shall hold and return and/or disburse the Good Faith Deposit and the Purchase Price Deposit pursuant to an escrow agreement mutually agreeable to Purchaser and ASR (the “Escrow Agreement”).  Upon the Good Faith Deposit and the Purchase Price Deposit being disbursed to the Seller at the Closing, the Good Faith Deposit and the Purchase Price Deposit together with any interest thereon shall be applied as a credit against the Cash Consideration at Closing.

(b) If this Agreement shall be terminated pursuant to Section 3.4(b) or (i), the Good Faith Deposit shall be returned to the Purchaser.  In the event of such termination, the Purchase Price Deposit shall be disbursed to the Seller and/or returned to the Purchaser (in whole or part to either or both) only to the extent and as directed by the Bankruptcy Court, it being agreed that the Bankruptcy Court shall determine the amount, if any, of damage or loss to Seller’s bankruptcy estate that occurred during the interim period between the date of this Agreement and the date of termination of this Agreement and which damage or loss is found by the Bankruptcy Court to be directly attributable to the pendency of the transactions contemplated hereby (but not including any damage to the Business after such termination or the failure to close any back-up agreement for the sale of the Business), and to the extent the Bankruptcy Court finds such damage or loss, it shall direct such portion of the Purchase Price Deposit to be disbursed to the Seller as the sole and exclusive remedy of Seller to fully compensate for such damage or loss.  Promptly following such finding by the Bankruptcy Court, the Parties shall jointly instruct the Escrow Agent to deliver the portion of the Purchase Price Deposit which is not distributed to the Seller, together with any interest earned thereon, to the Purchaser pursuant to the direction of the Bankruptcy Court.

(c) If this Agreement shall be terminated pursuant to Section 3.4(f) as a result of a material breach by Purchaser, the Purchase Price Deposit shall be returned to the Purchaser and the Good Faith Deposit shall be disbursed to the Seller as liquidated damages and the sole and exclusive remedy of Seller to fully compensate for such damage or loss.  The Parties acknowledge and agree that the failure to obtain any necessary approvals under the HSR Act shall not be considered a breach of this Agreement.

(d) If this Agreement is terminated pursuant to Section 3.4(a), (c), (d), (e), or (g), the Parties shall jointly instruct the Escrow Agent to deliver the Purchase Price Deposit and the Good Faith Deposit, and all interest thereon, to the Purchaser no later than one (1) Business Day after such termination, by wire transfer to a bank account specified in writing by the Purchaser to the Escrow Agent.

ARTICLE III

CLOSING AND TERMINATION

3.1 Closing

.  Upon the terms and subject to the satisfaction or waiver by the appropriate party of the conditions applicable to it set forth in Article VIII, the closing of the purchase and sale of the Purchased Assets, the delivery of the Purchase Price, the assumption of the Assumed Liabilities and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall occur on the third Business Day following the date on which the conditions set forth in Article VIII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or on such other date as the Parties may mutually agree.  The Closing shall take place at such location as the Parties may mutually agree.  Unless otherwise agreed by the Parties in writing, the Closing shall be deemed effective and all right, title and interest of the Seller in the Purchased Assets to be acquired by the Purchaser hereunder shall be deemed to have passed to the Purchaser and the assumption by the Purchaser of the Assumed Liabilities shall be deemed to have occurred as of 12:01 a.m. Eastern Time on the Closing Date.

3.2 Closing Deliveries by the Seller

.  At or prior to the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) executed bills of sale, instruments of assignment, certificates of title and other conveyance documents, dated as of the Closing Date, transferring to the Purchaser all of the Seller’s right, title and interest in and to the Purchased Assets, together with possession of the Purchased Assets, including the Bill of Sale substantially in the form of Exhibit 3.2(a) (the “Bill of Sale”);

(b) documents evidencing the assignment of the Assigned Contracts and the assignment of any assignable Permits, including the Assignment and Assumption Agreement substantially in the form of Exhibit 3.2(b) (the “Assignment and Assumption Agreement”);

(c) certificates representing the Acquired Equity Interests, duly endorsed in blank or accompanied by duly executed stock powers or other instruments of assignment requested by and reasonably satisfactory in form and substance to the Purchaser;

(d) corporate seals, minute books, charter documents, stock transfer records, record books, original Tax and financial records and such other files, books and records of the Acquired Subsidiaries;

(e) copies of all Tax Returns and related material working papers with respect to Taxes of Seller and the Acquired Subsidiaries;

(f) a duly executed non foreign person affidavit of the Seller dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that the Seller is not a “foreign person” as defined in Section 1445 of the Code;

(g) copies of all instruments, certificates, documents and other filings (if applicable) necessary to release the Purchased Assets from all Encumbrances (other than Permitted Encumbrances), including any applicable UCC termination statements, all in a form reasonably satisfactory to the Purchaser;

(h) copies of the waivers, consents and approvals set forth on Schedule 3.2(h) if such waivers, consents and approvals are required to be obtained by the Seller to validly transfer and assign any Assigned Contract in accordance with its terms after giving effect to the relevant provisions of the Bankruptcy Code and the Sale Order (the “Required Consents”), to the extent obtained;

(i) duly executed and acknowledged special warranty deeds in respect of the Owned Real Property in recordable form, duly executed title affidavits and gap indemnities in the form reasonably required by the title company issuing the Purchaser’s title insurance policy for the Owned Real Property and such other transfer, recordation and deed intake forms and other statements, disclosures, documents and certifications reasonably and customarily required to convey real property in the jurisdictions in which the Owned Real Property are located;

(j) a certificate executed by a duly authorized officer of the Seller certifying that the conditions set forth in Sections 8.3(b) and 8.3(c) have been satisfied; and

(k) all other certificates, agreements and other documents required by this Agreement to be delivered by the Seller at or prior to the Closing in connection with the transactions contemplated by this Agreement.

3.3 Closing Deliveries by the Purchaser

.  At the Closing, the Purchaser shall deliver to (or at the direction of) the Seller:

(a) the Purchase Price, including in the form of (i) the Cash Consideration in immediately available funds, (ii) documentation reasonably acceptable to the Seller evidencing the assumption of all Liabilities in respect of the Cure Costs and (iii) the DIP Repayment Amount, payable to the lenders under the DIP Credit Agreement;

(b) the Assignment and Assumption Agreement duly executed by the Purchaser;

(c) a certificate executed by a duly authorized officer of the Purchaser certifying that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied;

(d) a copy of a duly executed, non-revocable direction letter to the Escrow Agent, instructing the Escrow Agent to release the Purchase Price Deposit to the Seller at the Closing in accordance with Section 2.3(a); and

(e) all other certificates, agreements and other documents required by this Agreement to be delivered by the Purchaser at or prior to the Closing in connection with the transactions contemplated by this Agreement.

3.4 Termination of Agreement

.  This Agreement may be terminated only in accordance with this Section 3.4.  This Agreement may be terminated at any time prior to the Closing Date, as follows:

(a) by the mutual written consent of ASR and the Purchaser;

(b) by written notice of either ASR or the Purchaser, if the Closing shall not have been consummated prior to October 29, 2010 (the “Outside Date”) for any reason other than delay or nonperformance of or breach by the Party seeking such termination; provided, however, that if on such date the only condition to Closing in Article VIII that has not been (or would not be) satisfied or waived on such date is the condition set forth in Section 8.1(c), then the Outside Date shall be extended until the earlier of (i) five Business Days following the date as of which the condition set forth in Section 8.1(c) has been satisfied or waived, and (ii) November 23, 2010 (the “Outside Back-Up Date”);

(c) by written notice of either ASR or the Purchaser, if there shall be any Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited, or there shall be in effect a final non-appealable Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate under this Section 3.4(c) shall not be available if such Law or Order is made pursuant to the HSR Act or the regulations of any other applicable governmental antitrust or competition authority and in connection with the consummation of the transactions contemplated hereby;

(d) by written notice from the Purchaser to ASR, if the Bankruptcy Cases are dismissed or converted to a case or cases under Chapter 7 of the Bankruptcy Code, or if a trustee or examiner with expanded powers to operate or manage the financial affairs, the Business or the reorganization of the Seller is appointed in the Bankruptcy Cases;

(e) by written notice of either ASR or the Purchaser, if (i) the Sale Order shall not have been approved by the Bankruptcy Court by the close of business on October 15, 2010, or (ii) following its entry, the Sale Order shall fail to be in full force and effect or shall have been stayed, reversed, modified or amended in any respect without the prior written consent of the Purchaser and ASR, provided that the right to terminate this Agreement under this Section 3.4(e) shall not be available to any Party whose failure to fulfill any covenant or obligation in any material respect under this Agreement has been the cause of, or resulted in, the failure of such order to meet these requirements on or before such date;

(f) by written notice from ASR to the Purchaser, if the Purchaser breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform: (i) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b), (ii) cannot be or has not been cured within thirty (30) days following delivery of notice to the Purchaser of such breach or failure to perform and (iii) has not been waived by the Seller; provided, however, that the Seller shall not be permitted to terminate this Agreement pursuant to this Section 3.4(f) if the Seller is then in material breach of the terms of this Agreement;

(g) by written notice from the Purchaser to ASR, if the Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform: (i) would give rise to the failure of a condition set forth in Section 8.3(b) or Section 8.3(c), (ii) cannot be or has not been cured within thirty (30) days following delivery of notice to the Seller of such breach or failure to perform and (iii) has not been waived by the Purchaser; provided, however, that the Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 3.4(g) if the Purchaser is then in material breach of the terms of this Agreement;

(h) by written notice from ASR to the Purchaser, if the Purchaser has not funded the Purchase Price Deposit and the Good Faith Deposit to the Escrow Agent (or the Bankruptcy Court as the case may be) on or before October 12, 2010; or

(i) by written notice from ASR to the Purchaser, if the Purchaser has not made its necessary filings under the HSR Act to obtain approval of the transactions contemplated hereby by October 29, 2010.

3.5 Effect of Termination

.  In the event of termination of this Agreement by either Party, this Agreement shall forthwith become void and there shall be no liability on the part of any Party or any of its partners, officers, directors or shareholders; provided, however, that Section 2.3 (Purchase Price Deposit), this Section 3.5, Section 7.9 (Publicity) and Article XII (Miscellaneous) shall expressly survive the expiration or termination of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Purchaser as follows:

4.1 Organization and Qualification; Subsidiaries

(a) The Seller and each Acquired Subsidiary is duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization.  The Seller and each Acquired Subsidiary is duly qualified or registered as a foreign entity to transact business and is in good standing under the Laws of each jurisdiction where the character of its activities or the location of the properties owned, leased or operated by it requires such qualification or registration, except where the failure to be so qualified, registered or in good standing would not have a Material Adverse Effect.  The Seller and each Acquired Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business (including the Business) as it is now being conducted, subject to the provisions of the Bankruptcy Code.  The Seller has previously delivered to the Purchaser complete and correct copies of each of their and each of the Acquired Subsidiaries’ organizational documents, as amended and in effect on the Agreement Date (the “Organizational Documents”).

(b) Schedule 4.1(b) sets forth all of the Subsidiaries of the Seller and each Acquired Subsidiary.  Except as set forth on Schedule 4.1(b), neither the Seller nor any Acquired Subsidiary owns, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity or other ownership interest in, any Person (other than investment securities held in the Ordinary Course of Business).  Neither the Seller nor any Acquired Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person.  Except as set forth on Schedule 4.1(b), neither the Seller nor any Acquired Subsidiary has guaranteed or entered into any “keep well” or other agreement to be responsible (contingently or otherwise) in respect of any financial or other material obligation of any other Person.

4.2 Capitalization

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(a) Schedule 4.2(a) sets forth a true and complete list of the name, jurisdiction of organization, jurisdiction of qualification or registration as a foreign entity, as applicable, the number of authorized and outstanding equity interests, and record owner of the equity interests of the Seller, each Acquired Subsidiary and each Subsidiary of the Acquired Subsidiaries.  All of the outstanding equity interests of each Acquired Subsidiary (including the Acquired Equity Interests) and each Subsidiary of the Acquired Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and, except as set forth on Schedule 4.2(a), are free and clear of all Encumbrances (other than Permitted Encumbrances).  Except as set forth on Schedule 4.2(a), there are no voting trusts or other outstanding equity interests of the Seller or any Acquired Subsidiary entitled to vote on the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 4.2(b), neither the Seller, any Acquired Subsidiary, or any Subsidiary of an Acquired Subsidiary has any (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of capital stock or other securities of the Seller, such Acquired Subsidiary or such Subsidiary of an Acquired Subsidiary, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of the Seller, such Acquired Subsidiary or such Subsidiary of an Acquired Subsidiary or (iii) Contract under which the Seller, such Acquired Subsidiary or such Subsidiary of an Acquired Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other securities.

4.3 Authorization of Agreement

  Subject to the entry of the Sale Order, the Seller has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each of the Ancillary Documents to which it is a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the Seller.  This Agreement has been, and at or prior to the Closing, each of the Ancillary Documents to which it is a party will be, duly and validly executed and delivered by the Seller and, subject to the due authorization, execution and delivery by the other Parties, and the entry of the Sale Order, this Agreement constitutes, and each Ancillary Document to which it is a party when so executed and delivered, subject to the due authorization, execution and delivery by the other parties thereto, and the entry of the Sale Order, will constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms.

4.4 Conflicts; Consents; Compliance with Law

(a) Except as set forth on Schedule 4.4(a) and subject to the receipt of the Required Consents and the entry of the Sale Order, the execution, delivery and performance by the Seller of this Agreement or any Ancillary Document to which it is a party, the compliance by the Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby and the taking by the Seller of any other action contemplated hereby or thereby, do not and will not (i) contravene, violate or conflict with any term or provision of its Organizational Documents; (ii) contravene, violate or conflict with, constitute a breach of or default under (with or without notice or lapse of time, or both), result in the loss of any benefit under, or give rise to a right of acceleration, payment, termination or cancellation under any provision of any Material Contract to which it is a party or by which any of its properties or assets are bound; (iii) contravene, violate or conflict with any Order applicable to the Seller or any of the properties or assets (including the Purchased Assets) of the Seller or of any Acquired Subsidiary, or the Business; (iv) contravene, violate or conflict with any Law applicable to the Seller or any Acquired Subsidiary, (v) create or impose any Encumbrances (other than Permitted Encumbrances) on any Purchased Asset, or (vi) adversely affect any Permit; other than, in the case of clauses (ii) through (vi), any such contravention, violation, conflict, creation, imposition or affect that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Seller and each Acquired Subsidiary are in compliance with all Laws (other than Environmental Laws, which are addressed in Section 4.17), except for any such violation or non-compliance that would not, individually or in the aggregate,  reasonably be expected to have a Material Adverse Effect.  Neither the Seller nor any Acquired Subsidiary has received any written notice from any Governmental Body regarding any actual or possible material violation of, or failure to comply in all material respects with, any such Laws.  Neither the Seller nor any Acquired Subsidiary is in default in any material respect of any Order specifically applicable to the Business or the Purchased Assets.

4.5 Absence of Certain Developments

  Except for actions taken in connection with the Bankruptcy Case, or as set forth in Schedule 4.5, since the date of the Most Recent Balance Sheet, the Seller has conducted the Business in the Ordinary Course of Business.

4.6 Litigation

  Except as set forth in Schedule 4.6, there is no material Action pending, or to the Knowledge of the Seller, threatened against the Seller or any Acquired Subsidiary, any property or asset of the Seller, any Acquired Subsidiary, any Subsidiary of an Acquired Subsidiary or the Business.  Except as set forth in Schedule 4.6, neither the Seller nor any Acquired Subsidiary is subject to any material Order that relates specifically to the Business, the Purchased Assets or the assets and properties of the Acquired Subsidiaries.

4.7 Intellectual Property

(a) Schedule 4.7(a) sets forth a true, complete and correct list of each the following items of Owned Intellectual Property: (i) unexpired patents, pending patent applications, statutory invention registrations, registered trademarks, registered service marks, registered trade names, registered corporate names, and the registrations of and applications for registration of the foregoing; and registered copyrights and applications for and registrations of such copyrights (collectively, the “Registered Intellectual Property”). Schedule 4.7(a) summarizes, where applicable, the following for each item of the Registered Intellectual Property: patent number, application number, registration number, applicant, mark or name, owner(s), and country of origin.

(b) Except as set forth on Schedule 4.7(b), to the Knowledge of the Seller, neither the Seller nor any Acquired Subsidiary has, in any material respect, infringed upon, misappropriated, diluted, violated or otherwise come into conflict with the Intellectual Property of any other Person, and no written claims have been asserted by any Person alleging such infringement, misappropriation, dilution, violation or conflict.

(c) Except as set forth on Schedule 4.7(c), neither the Seller nor any Acquired Subsidiary has notified any Person in writing that it believes that such Person is interfering with, infringing upon, misappropriating, diluting, violating or otherwise acting in conflict with any Owned Intellectual Property and, to the Seller’s Knowledge, no Person is interfering with, infringing upon, misappropriating, diluting, violating or otherwise acting in conflict with any Owned Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Seller and each Acquired Subsidiary has taken all necessary action, including the payment of maintenance and renewal fees due and owing prior to the date of this Agreement, in all appropriate jurisdictions to register and maintain the registration, in respect of Registered Intellectual Property, or to otherwise preserve the proprietary nature of all of the Owned Intellectual Property.

4.8 Agreements, Contracts and Commitments; Certain Other Agreements

(a) Each correspondingly lettered section of Schedule 4.8(a) sets forth a true, correct and complete list of the following Contracts currently in force relating to the Business, the Purchased Assets, or any of the properties and assets of the Acquired Subsidiaries, to which the Seller or any Acquired Subsidiary is a party or under which the Seller or any Acquired Subsidiary has continuing Liabilities (collectively, the “Material Contracts”):

(i) Contracts relating to the Leased Real Property or the Owned Real Property;

(ii) Contracts that do not terminate or expire or are not terminable without penalty within 90 days pursuant to which the Seller or any Acquired Subsidiary would be required to make or entitled to receive, as applicable, payments in excess of $500,000 on an annual basis (other than purchase orders entered into in the Ordinary Course of Business) and Contracts that do terminate or expire or are terminable within 90 days pursuant to which the Seller or any Acquired Subsidiary would be required to make or entitled to receive, as applicable, payments in excess of $500,000 during the remainder of the term of such Contract (other than purchase orders entered into in the Ordinary Course of Business);

(iii) employment agreements (excluding offer letters entered into in the Ordinary Course of Business), severance agreements and collective bargaining agreements with any labor union;

(iv) joint venture, partnership or other similar Contracts entitling any Person to any profits, revenues or cash flows of the Seller or any Acquired Subsidiary or requiring payments or other distributions based on such profits, revenues or cash flows;

(v) Contracts with the customers, vendors, suppliers and distributors set forth on Schedule 4.18, and any Contracts with a term of more than twelve (12) months with any other customers, vendors, suppliers or distributors requiring the payment or receipt by the Seller or any Acquired Subsidiary of an amount in excess of $500,000 on an annual basis (other than purchase orders entered into in the Ordinary Course of Business);

(vi) Contracts with any Affiliate (excluding employment and indemnification or expense reimbursement arrangements with officers and directors entered into in the Ordinary Course of Business);

(vii) Contracts that (A) limit or restrict the Business, the Seller or any of the Acquired Subsidiaries from engaging in any business or other activity in any jurisdiction; or (B) create an exclusive relationship or arrangement;

(viii) Contracts for the granting or receiving of a franchise or under which any Person is obligated to pay or has the right to receive a franchise fee or similar payment;

(ix) Contracts (A) with respect to material Seller Intellectual Property licensed or transferred to any third party or (B) pursuant to which a third party has licensed or transferred any material Intellectual Property to the Seller or any Acquired Subsidiary (in the case of both (A) and (B), except for off the shelf software and licenses implied in the sale of such software or other agreements with a value of less than $500,000); and

(x) Contracts (other than those described in clauses (i) through (ix) of this Section 4.8) to which the Seller or any Acquired Subsidiary is a party or by which any of their properties or assets are bound that is material to the Seller or any Acquired Subsidiary or the Business as defined in Item 601 of Regulation S-K.

(b) True, correct and complete copies of all written Material Contracts (including all amendments, modifications, schedules and supplements thereto, and all waivers with respect thereto) have been made available to the Purchaser.  Schedule 4.8(a) provides an accurate description of the terms of each Material Contract that is not in written form.  Except as set forth on Schedule 4.8(b), to the Seller’s Knowledge, each Material Contract is in full force and effect and is a valid and binding obligation of the Seller or Acquired Subsidiary party thereto in all material respects, and to Seller’s Knowledge, the other parties thereto, in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally.  Upon entry of the Sale Order and payment of the Cure Costs, and except as set forth on Schedule 4.8(b), (i) neither the Seller nor any Acquired Subsidiary will be in breach or default of its respective obligations under any Assigned Contract in any material respect and (ii) to the Seller’s Knowledge, no other party to any of the Assigned Contracts is in material breach or default thereunder.

4.9 Permits

  Schedule 4.9 sets forth a true, complete and correct list of all of the material Permits that are necessary for the operation of the Business as currently conducted and the ownership of the Purchased Assets (collectively, the “Material Permits”).  To the Seller’s Knowledge, all Material Permits are valid and in full force and effect and, to the Seller’s Knowledge, there exists no threatened suspension, cancellation or invalidation of any Material Permit.  The Seller and each Acquired Subsidiary is in compliance in all material respects with its obligations under each of the Material Permits and the rules and regulations of the Governmental Body issuing such Material Permits.

4.10 Brokers and Finders

  Except as set forth on Schedule 4.10, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Seller, any Acquired Subsidiary or any of their Affiliates in connection with the transactions contemplated by this Agreement and Purchaser is not and will not become obligated to pay any fee or commission or like payment to any broker, finder or financial advisor as a result of the consummation of the transactions contemplated by this Agreement based upon any arrangement made by or on behalf of the Seller, any Acquired Subsidiary or any of their Affiliates.

4.11 Title to Assets; Condition

(a) Immediately prior to or at the Closing, the Seller will have, and, upon delivery to the Purchaser on the Closing Date of the instruments of transfer contemplated by Section 3.2, and subject to the terms of the Sale Order, the Seller will thereby transfer to the Purchaser, good and valid title to, or valid leasehold interests in, all of the Purchased Assets, free and clear of all Encumbrances, except (i) for the Assumed Liabilities and (ii) for Permitted Encumbrances. The Purchased Assets include all material tangible and intangible assets used to conduct the Business as conducted by the Seller on the date hereof, other than the Excluded Assets.

(b) Immediately prior to or at the Closing, subject to the terms of the Sale Order, the Acquired Subsidiaries will have good and valid title to, or valid leasehold interests in, all of their properties and assets, in each case free and clear of all Encumbrances, except (i) for the Assumed Liabilities and (ii) for Permitted Encumbrances.

4.12 Real Property

(a) Schedule 4.12(a) sets forth a true, correct and complete list of the Owned Real Property.  The Seller or the Acquired Subsidiary that owns such Owned Real Property has good, valid, indefeasible, fee simple title thereto.  The Seller has provided to the Purchaser true, correct and complete copies of the deeds and other instruments (as recorded) by which the applicable Seller or Acquired Subsidiary acquired the Owned Real Property, and true, correct and complete copies of all title insurance policies, abstracts and surveys relating to the Owned Real Property that are in the Seller’s or an Acquired Subsidiary’s possession.

(b) Schedule 4.12(b) sets forth a true, correct and complete list of all Leased Real Property specifying the address or other information sufficient to identify all such Leased Real Property.  To the Knowledge of the Seller, each lease or sublease for each Leased Real Property grants the applicable Seller or Acquired Subsidiary the right to use and occupy the applicable Leased Real Property, in accordance with the terms thereof.

(c) Neither the Seller nor any Acquired Subsidiary has received any written notice of condemnation or eminent domain proceedings pending or threatened that affect the Owned Real Property or Leased Real Property.

(d) Subject to the entry of the Sale Order, all leases for Leased Real Property listed on Schedule 4.12(b) are assumable by the Seller and assignable by the Seller to the Purchaser pursuant to Section 365 of the Bankruptcy Code.

4.13 Tax Returns; Taxes

          Except as set forth in Schedule 4.13:

(a) All material Tax Returns required to have been filed with respect to the Seller or any Acquired Subsidiary have been duly filed and are true, correct and complete in all material respects.  No extension of time in which to file any such Tax Return is in effect.

(b) All material Taxes due and payable by the Seller or any Acquired Subsidiary (whether or not shown on any Tax Return) have been paid in full or are accrued as appropriate as Liabilities for Taxes on the books and records of the Seller or such Acquired Subsidiary, as applicable, or as Ordinary Course Balance Sheet Liabilities.

(c) No claims, proposals or deficiencies for any material Taxes of the Seller or any Acquired Subsidiary are being asserted, proposed or, to the Knowledge of the Seller, threatened, and no audit or investigation of any material Tax Return of the Seller or any Acquired Subsidiary has occurred in the last (5) years or is currently underway or pending.

(d) In the last five (5) years, no claim has ever been made in writing with respect to the Seller or any Acquired Subsidiary by any Governmental Body in a jurisdiction where the Seller or such Acquired Subsidiary does not file Tax Returns that the Seller or such Acquired Subsidiary is or may be subject to any material taxation in such jurisdiction.

(e) The Seller and each Acquired Subsidiary has withheld and paid all material Taxes required to have been withheld and paid by it to the appropriate Governmental Body in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(f) There is no agreement or waiver extending the period for assessment, reassessment or collection of any material Taxes in effect with any Governmental Body with respect to the Seller or an Acquired Subsidiary.

(g) There are no Encumbrances for Taxes with respect to the Seller or an Acquired Subsidiary or their respective assets, nor is there any such Encumbrance that is pending, other than Permitted Encumbrances.

(h) Neither the Seller nor any Acquired Subsidiary is a party to or bound by, and none of the Purchased Assets or Assumed Liabilities is, a tax sharing, tax indemnity or tax allocation agreement or other similar arrangement with any other party.

(i) None of the Acquired Subsidiaries has any Liability for material taxes of any Person as a member of a combined, consolidated or unitary group (other than a group the parent of which is RSA Holdings Corp. of Delaware), as a transferee or successor, by contract, or otherwise.

(j) None of the Acquired Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income or materially reduce its tax basis in any asset for any Tax period (or portion thereof) ending after Closing Date as a result of an (i) change in method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state, local or foreign Law); or (v) prepaid amount received on or prior to the Closing Date.

4.14 Employees

(a) Schedule 4.14(a) contains a true, complete and correct list of the salaried Employees as of the Agreement Date who have written employment agreements under which they are entitled to annual compensation of at least $250,000, which list specifies their position and date of hire.

(b) Schedule 4.14(b) lists the number of Employees or former Employees by job site who have experienced an Employment Loss in the 90 days immediately preceding the fifth Business Day prior to the date of this Agreement (excluding Employees who are employed for an average of fewer than 20 hours per week or who have been employed for fewer than six of the 12 months preceding the date of this Agreement).  Except as set forth in this Agreement, neither the Seller or nor any Acquired Subsidiary will take any action that would result in a “mass layoff” or “plant closing” as defined in the WARN Act between the date of this Agreement and the Closing Date.  At the Closing, the Seller shall provide an update of Schedule 4.14(b) that discloses all Employees (including former Employees) who have experienced an Employment Loss in the 90 days immediately preceding the Closing Date.  With respect to any Employment Loss that occurred within the one year preceding the date of this Agreement, the Seller and each Acquired Subsidiary has complied in all material respects with the requirements of the WARN Act.

(c) Except as provided in Schedule 4.14(c), neither the Seller nor any Acquired Subsidiary is a party to or bound by, either directly or by operation of Law, any collective bargaining agreement, labor contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labor union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees nor is the Seller or any Acquired Subsidiary subject to any union organization effort, nor is the Seller or any Acquired Subsidiary engaged in any labor negotiation.  There are no strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Seller, threatened against or involving the Seller or any Acquired Subsidiary.  Except as provided in Schedule 4.14(c), neither the Seller nor any Acquired Subsidiary has an obligation to make any severance or termination payment to any Employee in excess of any amount payable under applicable Law.

4.15 Company Benefit Plans

(a) Schedule 4.15(a) contains a true, complete and correct list of each material Seller Plan.

(b) None of the Seller Plans is a “multiemployer plan” (as defined in Section 3(37) of ERISA), is a “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA), nor, to the Knowledge of the Seller, is or has been subject to Sections 4063 or 4064 of ERISA. Neither the Seller, nor any Acquired Subsidiary, nor any of their ERISA Affiliates have incurred any Liability under Title IV of ERISA or Code Section 412 or 430 which would reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.15(b): (i) no legal or administrative action has been taken by the PBGC to terminate or to appoint a trustee to administer any Seller Plan, (ii) all minimum required contributions, as determined in accordance with Code Section 430, for each Seller Defined Benefit Plan (as defined in Section 7.15(e)) for the 2009 and 2010 plan years which are due on or prior to September 15, 2010 have been or will be contributed to the trust for such plan by Seller or one of its ERISA Affiliates on or prior to the due date required under Code Section 412, (iii) with respect to each Seller Defined Benefit Pension Plan, all required premium payments to the PBGC have been or, if due before the Closing Date, will be paid when due by Seller or one of its ERISA Affiliates, and (iv) no Retirement Plan has had a “reportable event” within the meaning of Section 4043 of ERISA and the regulations thereunder for which the 30-day notice requirement has not been waived by the PBGC or which would be triggered by the transactions contemplated by this Agreement or the occurrence of a proceeding under the Bankruptcy Code.

(c) Each Seller Plan has been established, administered and invested in accordance with its terms and in material compliance with all applicable Laws and the Seller and each Acquired Subsidiary has performed and complied in all material respects with all of their respective obligations under or with respect to Seller Plans, except where such failure to comply or perform would not reasonably be expected to have a Material Adverse Effect.

(d) All contributions or premiums required to be made by the Seller and each Acquired Subsidiary to or under each Seller Plan have been made in a timely fashion in accordance with applicable Law, the terms of the applicable Seller Plan and any applicable collective bargaining agreement, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect and neither the Seller nor any Acquired Subsidiary has, or as of the Closing Date will have, any actual or potential unfunded Liabilities with respect to any Seller Plan, other than as set forth in its Financial Statements or as set forth on Schedule 4.15(d).

(e) Except as set forth on Schedule 4.15(e), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Code §280G (or any corresponding provision of state, local, or foreign Tax law) or in the imposition of an excise tax under Code Section 4999 (or any corresponding provisions of state, local or foreign Tax Law) that would reasonably be expected to have a Material Adverse Effect.

(f) Except as set forth on Schedule 4.15(f), each benefits plan or other plan, program or contract of an Acquired Subsidiary that is subject to or governed by the laws of a jurisdiction other than the United States which would have been treated as an “employee benefit plan” under ERISA had it been a U.S. plan, (i) have been maintained in all material respects in accordance with applicable Law, (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment, (iii) that are required to be funded and/or book reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions in accordance with applicable Law.

4.16 Insurance Policies

  Schedule 4.16(a) contains a true, correct and complete list of all material insurance policies owned or held by the Seller or any Acquired Subsidiary or otherwise applicable to the Business or the Purchased Assets (the “Insurance Policies”).  To the Knowledge of the Seller, (i) all such policies are in full force and effect, all premiums that have been invoiced with respect thereto covering all periods up to and including the date hereof have been paid, and no written notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy and (ii) except as set forth on Schedule 4.16(b), there are no pending or threatened claims under any Insurance Policy.

4.17 Environmental Matters

  Except as set forth on Schedule 4.17, (a) the Seller and each Acquired Subsidiary is in compliance with all applicable Environmental Laws, (b) there is no investigation, suit, claim, action or judicial or administrative proceeding relating to or arising under applicable Environmental Laws that is pending against the Seller or any Acquired Subsidiary or any real property owned, operated or leased by the Seller or any Acquired Subsidiary, (c) none of the Owned Real Property or, to the Knowledge of Seller, Leased Real Property, is listed on the federal Comprehensive Environmental Response, Compensation Liability Information System (CERCLIS) database or to the Knowledge of Seller any other similar federal, provincial or state list of known or suspected contaminated sites, (d) no Hazardous Materials have been treated, stored or Released by the Seller or any Acquired Subsidiary at any location at, on or under the Owned Real Property or the Leased Real Property in any manner or concentration that requires investigation, removal or remediation under applicable Environmental Laws or would otherwise cause the Purchaser or any Acquired Subsidiary to incur liability under Environmental Laws, and (e) neither the Seller nor any Acquired Subsidiary has received any notice of or entered into any order, writ, injunction, judgment or decree involving uncompleted, outstanding or unresolved obligations, liabilities or requirements relating to or arising under applicable Environmental Laws, except, in the case of clauses (a) through (e), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  This Section 4.17 constitutes the sole and exclusive representations and warranties of the Seller regarding environmental matters.

4.18 Customers, Vendors and Suppliers

. Schedule 4.18 contains a true, correct and complete list of the names and addresses of the top ten (10) customers, and suppliers (measured by dollar volume of purchases or sales in each case) of the Business during the fiscal year ended December 31, 2009.

4.19 Financial Statements

  Schedule 4.19 sets forth true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”): (a) an audited consolidated balance sheet of the Seller and the Acquired Subsidiaries and the related audited consolidated statements of operations, changes in stockholder’s equity, and cash flows as of and for the fiscal year ended December 31, 2009 (the “Audited Financial Statements”, and (b) an unaudited consolidated balance sheet of the Seller and the Acquired Subsidiaries as of May 29, 2010 (the “Most Recent Balance Sheet”) and the related unaudited consolidated statements of operations, changes in stockholder’s equity, and cash flows as of and for the five-month period then ended (the “Unaudited Financial Statements”).  The Audited Financial Statements were prepared in accordance with GAAP consistently applied and maintained throughout the period indicated (except as otherwise set forth therein) and have been prepared from, and are in accordance with, the books and records of the Seller and the Acquired Subsidiaries, which books and records have been maintained on a basis consistent with the past practice of the Seller and each of the Acquired Subsidiaries, and fairly present in all material respects the consolidated financial position, the results of operations, changes in stockholder’s equity and changes in cash flows of the Seller and each of the Acquired Subsidiaries as of the date thereof and the periods covered thereby.  The Unaudited Financial Statements were prepared in accordance with GAAP (subject to normal, recurring year-end adjustments and except for the omission of certain footnotes and other presentation items required by GAAP) consistently applied and maintained throughout the periods indicated, and have been prepared from, and are in accordance with, the books and records of the Seller and the Acquired Subsidiaries, which books and records have been maintained on a basis consistent with the past practice of the Seller and each of the Acquired Subsidiaries, and fairly present in all material respects the consolidated financial position, the results of operations, changes in stockholder’s equity and changes in cash flows, as the case may be, of the Seller and each of the Acquired Subsidiaries as of the date thereof and for the period covered thereby.  Since the date of the Most Recent Balance Sheet through the date hereof, there has been no change in any accounting (including tax accounting) policy, practice or procedure of the Seller or any Acquired Subsidiary.  The Seller and each Acquired Subsidiary maintains, in all material respects, accurate books and records reflecting its assets, Liabilities, revenues and expenses.

4.20 Absence of Undisclosed Liabilities

  Except as set forth in Schedule 4.20, to the Knowledge of the Seller, neither the Seller nor any Acquired Subsidiary has any Liabilities, except (i) Liabilities reflected on or reserved against in the Most Recent Balance Sheet, (ii) Liabilities that have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business or otherwise in accordance with the terms and conditions of this Agreement, (iii) Liabilities incurred in connection with the DIP Credit Agreement and (iv) Liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.21 Cure Costs

. As of the Agreement Date, the aggregate amount necessary to cure, under Section 365 of the Bankruptcy Code, defaults under the Assigned Contracts is not expected to exceed $1.5 million.

4.22 Disclaimer

. SUBJECT ONLY TO THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, PURCHASER IS ACQUIRING THE PURCHASED ASSETS AND THE BUSINESS “AS-IS, WHERE-IS AND WITH ALL FAULTS”, AND SELLER DOES NOT MAKE (AND SELLER EXPRESSLY DISCLAIMS) ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE PURCHASED ASSETS OR THE BUSINESS, INCLUDING WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

5.1 Organization and Qualification

.  The Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of the State of Missouri.  The Purchaser is duly qualified and registered as a foreign entity to transact business, and is in good standing under the Laws of the jurisdiction where the character of its activities or the location of the properties owned, leased or operated by it requires such qualification or registration, except where the failure to be so qualified or registered would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to consummate the transactions contemplated hereby.  The Purchaser has all requisite power and authority to own, lease and operate its properties and to carry on its business (including the Business) as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement and the Ancillary Documents to which it is a party, to assume and perform the Assumed Liabilities or to consummate on a timely basis the transactions contemplated hereby.

5.2 Authority

.  The Purchaser has all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby and for Purchaser to assume and perform the Assumed Liabilities.  The execution and delivery of this Agreement by the Purchaser and each of the Ancillary Documents to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder, the consummation of the transactions contemplated hereby and thereby and the assumption and performance of the Assumed Liabilities by Purchaser have been duly and validly authorized by all necessary action on the part of the Purchaser.  This Agreement has been, and at or prior to the Closing, each of the Ancillary Documents to which it is a party will be, duly and validly executed and delivered by the Purchaser.  Assuming the due authorization, execution and delivery of this Agreement and the Ancillary Documents by the Seller and subject to the effectiveness of the Sale Order, this Agreement constitutes, and each Ancillary Document to which the Purchaser is a party when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms.

5.3 Conflicts; Consents

(a) The execution, delivery and performance by the Purchaser of this Agreement or any Ancillary Document to which it is a party, the compliance by the Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby and the taking by the Purchaser of any other action contemplated hereby or thereby, do not and will not (i) contravene, violate or conflict with any term or provision of the Purchaser’s organizational documents, (ii) contravene, violate or conflict with, constitute a breach of or default under (with or without notice or lapse of time, or both), result in the loss of any benefit under, or give rise to a right of acceleration, payment, termination or cancellation under any provision of any material Contract to which Purchaser is a party or by which any of Purchaser’s properties or assets are bound; (iii) contravene, violate or conflict with any Order applicable to the Purchaser or any of Purchaser’s properties or assets, (iv) contravene, violate or conflict with any Law applicable to the Purchaser, other than, in the case of clauses (ii), (iii) and (iv), any such contravention, violation, conflict, creation, imposition or affect that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement and the Ancillary Documents to which it is a party, for Purchaser to assume and perform the Assumed Liabilities or for the Purchaser to consummate on a timely basis the transactions contemplated hereby.

(b) No consent, waiver, approval, order or authorization of, or registration, qualification, designation or filing with any Person or Governmental Body is required in connection with the execution, delivery and performance by the Purchaser of this Agreement or the Ancillary Documents to which it is a party, the performance by the Purchaser with its obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, the assumption and performance of the Assumed Liabilities or the taking by the Purchaser of any other action contemplated hereby or thereby, other than such filings, notices or consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement and the Ancillary Documents to which it is a party, for Purchaser to assume and perform the Assumed Liabilities or for the Purchaser to consummate on a timely basis the transactions contemplated hereby or thereby.

5.4 Litigation

.  There are no pending or, to the knowledge of the Purchaser, threatened Actions by any Person or Governmental Body against or relating to the Purchaser (or any Affiliate of the Purchaser) or by which the Purchaser or its assets or properties are or may be bound which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement and the Ancillary Documents to which they are a party, for Purchaser to assume and perform the Assumed Liabilities or for the Purchaser to consummate on a timely basis the transactions contemplated hereby or thereby.

5.5 Brokers

.  Except for Moelis & Company, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with the transactions contemplated by this Agreement and no Seller is or will become obligated to pay any fee or commission or like payment to any broker, finder or financial advisor as a result of the consummation of the transactions contemplated by this Agreement based upon any arrangement made by or on behalf of the Purchaser or any of its Affiliates.

5.6 Adequate Assurances Regarding Assigned Contracts

.  As of the Closing, the Purchaser will be capable of satisfying the conditions contained in Sections 365(b) (1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts.

5.7 Available Financing

.  The Purchaser will have, at the Closing Date, all funds necessary to consummate the transactions contemplated by this Agreement, including to promptly pay, when due, the Cash Consideration, all of the Assumed Liabilities, the Cure Costs and the DIP Repayment Amount.

5.8 No Inducement or Reliance; Independent Assessment

.  With respect to Purchased Assets or any other rights or obligations to be transferred hereunder, the Purchaser has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Seller, any of its Affiliates, or any agent, employee, attorney or other representative of the Seller representing or purporting to represent the Seller that are not expressly set forth herein (including the schedules and exhibits hereto), whether or not any such representations, warranties or statements were made in writing or orally, and, in the absence of fraud, neither the Seller, any Affiliates of the Seller, or any agent, employee, attorney, other representative of the Seller or any other Person will have or be subject to any Liability to the Purchaser or any other Persons resulting from the distribution to the Purchaser, or the Purchaser’s use of, any such information, including any information, document or material made available to the Purchaser in expectation of the transactions contemplated by this Agreement.

5.9 Anti-Money Laundering

.  The Purchaser is in material compliance with: (i) all applicable provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-57) (“USA Patriot Act”), as amended, and all regulations issued pursuant to it; (ii) Executive Order No. 13224 on Terrorist Financing, Effective September 24, 2001, and relating to Blocking Property and Prohibited Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism; (iii) the International Emergency Economic Power Act (50 U.S.C. 1701 et seq.), and any applicable implementing regulations; (iv) the Trading with the Enemies Act (50 U.S.C. 50 et seq.), and any applicable implementing regulations; and (v) all applicable legal requirements relating to anti-money laundering, anti-terrorism and economic sanctions in the jurisdictions in which the Purchaser operates or does business. Neither the Purchaser nor any of its directors, officers or Affiliates is identified on the United States Treasury Department Office of Foreign Asset Control’s (“OFAC”) list of “Specially Designated Nationals and Blocked Persons” (the “SDN List”) or otherwise the target of an economic sanctions program administered by OFAC, and the Purchaser is not affiliated in any way with, or providing financial or material support to, any such Persons.  The Purchaser agrees that should the Purchaser be named, or if the Purchaser receives written notice that any of its respective directors, officers or Affiliates are named, on the SDN List or any other similar list maintained by a Governmental Body in each case prior to Closing, the Purchaser, as applicable, shall promptly inform the Seller in writing.

ARTICLE VI

BANKRUPTCY COURT MATTERS

6.1 Competing Bid

.  This Agreement and the transactions contemplated hereby are subject to the Seller’s right and ability to consider, prior to entry of the Sale Order, higher or better competing bids with respect to the Business or a material portion of Purchased Assets (each a “Competing Bid”).  From and after entry of the Sale Order, the Seller shall not enter into an Alternative Transaction or cause its representatives or Affiliates to initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person (in addition to the Purchaser and its Affiliates, agents and representatives) in connection with any sale or other disposition of Purchased Assets. From and after the entry of the Sale Order, the Seller shall not respond to any inquiries or offers to purchase all or any part of Purchased Assets or perform any and all other acts related thereto unless required by separate order of the Bankruptcy Court.  Prior to entry of the Sale Order, nothing herein shall limit the Seller’s fiduciary duty with respect to maximizing the value of the Business and in connection therewith the Seller may solicit and consider Competing Bids including for Alternative Transactions.

6.2 Sale Motion

. The Seller shall promptly serve true and correct copies of the Sale Motion and all related pleadings in accordance with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, the Local Rules for the United States Bankruptcy Court for the District of Delaware and any other applicable order of the Bankruptcy Court.

6.3 Sale Order

.  The Parties will use commercially reasonable efforts to cause the Sale Order to be entered by the Bankruptcy Court.  The Sale Order shall, among other things, (i) authorize and approve, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, (A) the execution, delivery and performance by the Seller of this Agreement, (B) the sale of the Purchased Assets to the Purchaser on the terms set forth herein and free and clear of all Encumbrances (other than Encumbrances included in the Assumed Liabilities and Permitted Encumbrances), and (C) the performance by the Seller of its obligations under this Agreement; (ii) authorize and empower the Seller to assume and assign to Purchaser the Assigned Contracts; and (iii) find that the Purchaser is a “good faith” buyer within the meaning of Section 363(m) of the Bankruptcy Code, not a successor to the Seller and grant the Purchaser the protections of Section 363(m) of the Bankruptcy Code.  The Purchaser agrees that it will promptly take such actions as are reasonably requested by the Seller to assist in obtaining Bankruptcy Court approval of the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of (a) demonstrating that the Purchaser is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code and (b) establishing adequate assurance of future performance within the meaning of Section 365 of the Bankruptcy Code.  In the event that the Bankruptcy Court’s approval of the Sale Order shall be appealed, the Seller shall use reasonable efforts to defend such appeal.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Conduct of Business of the Seller and the Acquired Subsidiaries

.  During the Pre-Closing Period, except (a) for any limitations on operations imposed by the Bankruptcy Court or the Bankruptcy Code, (b) as required by applicable Law, (c) as otherwise expressly contemplated by this Agreement or as set forth on Schedule 7.1 or (d) with the prior written consent of the Purchaser (not to be unreasonably withheld, delayed or conditioned), the Seller shall, and shall cause each applicable Acquired Subsidiary to:

(i) conduct its business and operations in the Ordinary Course of Business;

(ii) use its commercially reasonable efforts to preserve in all material respects the goodwill of and relationships with Governmental Bodies, customers, suppliers, vendors, lessors, licensors, licensees, contractors, distributors, Employees and others having material business dealings with the Seller and the Acquired Subsidiaries;

(iii) use commercially reasonable efforts to maintain in full force and effect policies of insurance comparable in amount and scope of coverage to that maintained as of the Agreement Date by or on its behalf with respect to the Business and the Purchased Assets; and

(iv) not make or rescind any material Tax election or take any material Tax position (unless required by Law) or file any material amended Tax Return or change its fiscal year or financial or Tax accounting methods, policies or practices, or settle any material Tax Liability, or authorize, commit or agree to take any of the foregoing actions.

7.2 Name Change

.  Within five (5) Business Days following the Closing Date, the Seller shall, at the Seller’s expense, (a) prepare and file with the appropriate Governmental Body appropriate documents, including articles of amendment, if necessary, changing its name so as to effectuate the same and promptly deliver evidence of such name change to the Purchaser; and (b) prepare and file with the Bankruptcy Court a motion requesting that the name and caption of the Seller’s Bankruptcy Case be amended accordingly. As promptly as commercially practicable, but in any event within three (3) months following the Closing Date, the Seller shall (i) revoke any filing, that they may have made prior to the Closing Date with any Governmental Body relating to their use of the Purchased Names and (ii) cease using the Purchased Names.  In connection with enabling the Purchaser at or as soon as practicable following the Closing to use the Purchased Names, the Seller shall execute and deliver to the Purchaser all necessary consents related to such change of name as may be reasonably requested by the Purchaser, and shall otherwise cooperate with the Purchaser.  Notwithstanding the foregoing, the Seller shall have the right after the Closing Date to use the Purchased Names (i) in a non-trademark manner to describe the history of the Business and (ii) as required by applicable Law.

7.3 Access to Information

(a) Subject to the Nondisclosure Agreement dated August 20, 2010 between the Seller and the Purchaser, the Seller agrees that, between the Agreement Date and the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Section 3.4, the Purchaser shall be entitled, through its officers, employees, legal counsel, accountants and other authorized representatives, agents and contractors (“Representatives”), to have such reasonable access to and make such reasonable investigation and examination of the books and records, properties, businesses, assets, Employees, accountants (subject to customary access letters), counsel and operations of the Seller and the Acquired Subsidiaries as the Purchaser’s Representatives may reasonably request, provided access should not include any invasive testing of any Real Property or access to any information subject to any attorney-client privilege or for which disclosure is prohibited by Law or Contract.  Any such investigations and examinations shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances.  The Seller shall use commercially reasonable efforts to cause its Representatives to reasonably cooperate with the Purchaser and the Purchaser’s Representatives in connection with such investigations and examinations, and the Purchaser shall, and use its commercially reasonably efforts to cause its respective Representatives to, reasonably cooperate with the Seller and its respective Representatives, and shall use their commercially reasonable efforts to minimize any disruption to the Business.

(b) From and after the Closing Date, (i) Seller shall give Purchaser and Purchaser’s Representatives, and the Purchaser shall give the Seller and the Seller’s Representatives (for the sole purpose of enabling the Seller to wind up their respective Businesses and complete the Bankruptcy Cases), reasonable access during normal business hours to the offices, facilities, plans, properties, assets, Employees, Documents and books and records of the other pertaining to the conduct of the Business and the ownership of the Purchased Assets prior to the Closing Date and (ii) in addition the Purchaser shall give the Seller and the Seller’s Representatives (for the sole purpose of enabling the Seller to wind up their respective Businesses and complete the Bankruptcy Cases), reasonable access during normal business hours after the Closing Date to the offices, facilities, plans, properties, assets, Employees, Documents and books and records of the Purchaser pertaining to the Excluded Assets and the Excluded Liabilities (prior to the Closing Date); provided such access should not include any access to any information subject to any attorney-client privilege or for which disclosure is prohibited by Law or Contract.  Any such investigations and examinations shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances.  The Seller shall, and shall use commercially reasonable efforts to cause its Representatives to, reasonably cooperate with the Purchaser and the Purchaser’s Representatives in connection with such investigations and examinations, and the Purchaser shall, and shall use its commercially reasonably efforts to cause its respective Representatives to, reasonably cooperate with the Seller and its respective Representatives in connection with such investigations and examinations, and in each case the parties shall, and shall cause its Representatives to, use their commercially reasonable efforts to minimize any disruption to the Business.

7.4 Assignability of Certain Contracts

.  To the extent that the assignment to the Purchaser of any Assigned Contract pursuant to this Agreement is not permitted without the consent of a third party and such restriction cannot be effectively overridden or canceled by the Sale Order or other related order of the Bankruptcy Court, then this Agreement will not be deemed to constitute an assignment of or an undertaking or attempt to assign such Contract or any right or interest therein unless and until such consent is obtained; provided, however, that the Parties will use their commercially reasonable efforts, before the Closing, to obtain all such consents; provided, further, that if any such consents are not obtained prior to the Closing Date, the Seller and the Purchaser will reasonably cooperate with each other in any lawful and commercially feasible arrangement designed to provide the Purchaser with the benefits and obligations of any such Contract and the Purchaser shall be responsible for performing all obligations under such Contract required to be performed by the Seller on or after the Closing Date to the extent set forth in this Agreement.

7.5 Rejected Contracts

.  Until the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Section 3.4, the Seller shall not reject any Assigned Contract in the Bankruptcy Case following the Agreement Date without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned).

7.6 Adequate Assurances Regarding Assigned Contracts

.  With respect to each Assigned Contract, the Purchaser will use commercially reasonable efforts to provide adequate assurance as required under the Bankruptcy Code of the future performance by the Purchaser of each such Assigned Contract.  The Purchaser and the Seller agree that they will promptly take all action reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under the Assigned Contracts, such as furnishing affidavits, financial information or other documents or information for filing with the Bankruptcy Court and making the Purchaser’s and the Seller’s employees and representatives available to testify before the Bankruptcy Court.

7.7 Performance Under Assigned Contracts

.  Without limiting the terms set forth in Section 1.3, but subject to the terms and conditions of this Agreement, the Purchaser shall, from and after the Closing Date, assume all Liabilities of the Seller under the Assigned Contracts.

7.8 Reasonable Efforts; Cooperation

(a) Subject to the other provisions hereof and consistent with the fiduciary duties of the Seller, each Party shall use its commercially reasonable efforts to perform its obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law (provided, however, that the Parties acknowledge that nothing contained in this Agreement shall require either Party to divest or hold separate any assets in the event that a Governmental Body would only grant approval for the transaction contemplated by this Agreement with a divestiture or an agreement to hold separate) to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Outside Date, in accordance with the terms hereof, including the following:

(i) each Party shall as promptly as practicable (and, for filings under the HSR Act, by October 29, 2010) make its filings and submissions and use commercially reasonable efforts to take all actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Body with jurisdiction over the transactions contemplated hereby, including any actions that Purchaser may reasonably request and pay the cost of performing, in connection with negotiating with PBGC and any union representing Employees covered by a collective bargaining agreement, with respect to Seller Plans that are subject to Title IV of ERISA  or, seeking relief by filing a request under Code Section 412(c) for a funding waiver for 2010 and/or 2011 with respect to any or all of such Seller Plans (except that the Purchaser shall not have any obligation to take or consent to the taking of any action required by any such Governmental Body that could adversely affect the Business, Purchased Assets (including the business of the Acquired Subsidiaries) or the transactions contemplated by this Agreement in any material respects); the Parties shall promptly furnish to each other all information reasonably required for any application or other filing to be made by any Party pursuant to any applicable Law in connection with the transactions contemplated hereby;

(ii) each Party shall (a) promptly notify the other Parties of (and provide written copies of) any communications from or with any Governmental Body concerning this Agreement, the transactions contemplated hereby and any filing, notification or request for approval and (b) shall permit the other Party (or its outside counsel, if confidential and competitively sensitive information is involved) to review in advance any proposed written communication or information to be submitted to any such Governmental Body in response thereto;

(iii) each Party shall comply promptly  with all reasonable requests by the other Party for information and/or assistance that is reasonably necessary to the Parties’ efforts to secure any required approval from any Governmental Body and cooperate in seeking such approval, provided that confidential and competitively sensitive information may be restricted to outside counsel only;

(iv) the Purchaser shall be responsible for payment of the applicable filing fee under the HSR Act and any non-US antitrust or competition Laws, and reasonable costs and expenses of the Seller (including attorneys’ fees and other legal fees and expenses) associated with the preparation of Seller’s portion of any antitrust filings and Seller’s performance of the provisions of this Section 7.8(a)(i)-(vi);

(v) subject to applicable Laws relating to the exchange of information, the Purchaser shall have the right to direct all matters with any Governmental Body (including any negotiation, investigation, or litigation under U.S. or non-U.S. competition Laws involving any Governmental Body) consistent with its obligations hereunder; provided that each Party (or its outside counsel, if confidential and competitively sensitive information is involved) shall have the right to review in advance and, to the extent practicable, each will consult with the other (or its outside counsel, if confidential and competitively sensitive information is involved) on and consider in good faith the views of the other in connection with, all of the information relating to the Purchaser or the Seller, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the transactions contemplated by this Agreement.  In exercising the foregoing rights, each Party shall act reasonably and as promptly as practicable.  The Seller and the Purchaser shall use their respective reasonable best efforts to consult with each other in advance of any meeting, discussion, substantive telephone call, conference or any other communication with the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Body regarding any of the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Body, provide to the other Party (or its outside counsel, if confidential and competitively sensitive information is involved) the opportunity to attend and/or participate in any such substantive meeting, discussion, telephone call, conference or other communication.

(vi) in the event any Action is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the Parties shall (a) cooperate and use commercially reasonable efforts to defend against such Action, (b) in the event an injunction or other order is issued in any such Action, use commercially reasonable efforts to have such injunction or other order lifted and (c) cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby;

(vii) the Seller shall use commercially reasonable efforts to give all notices to third parties and use their commercially reasonable efforts (in consultation with the Purchaser) to obtain all third-party consents (a) necessary, proper or advisable to consummate the transactions contemplated hereby, (b) required to be given or obtained, or (c) required to prevent a Material Adverse Effect, whether prior to, on or following the Closing Date; and

(viii) in the event that any Action is commenced pertaining to Taxes related to the Business or the Purchased Assets, including Taxes relating to any Tax period (or portion thereof) ending on or before the Closing Date, the Seller shall promptly notify the Purchaser of such Action, inform of the Purchaser of any material developments relating to such action and consult in good faith with the Purchaser with respect to the Seller’s handling and disposition of such Action.

(b) In the event that any of the Parties to this Agreement discovers a Contract related to the Business, the Purchased Assets or the Assumed Liabilities during the period from and after the Agreement Date, and such Contract (i) was unknown as of the Agreement Date and (ii) is a Contract that the Purchaser wishes to assume the rights and obligations of, the Purchaser and the Seller shall execute, acknowledge and deliver such other instruments and take such further actions as are reasonably practicable for the Purchaser to assume the rights and obligations under such Contract.

7.9 Publicity

.  During the Pre-Closing Period, no Party shall (and no Party shall permit any Affiliate or any of its and their respective Representatives to) issue any press release or make any public statement regarding this Agreement, or regarding any of the terms and conditions of this Agreement, without the prior written consent of the other Parties, which consent will not be unreasonably withheld, conditioned or delayed; provided that either party may make any disclosures in any filing, motion or response with the Bankruptcy Court or as is otherwise necessary or required by applicable Law, the regulations of any securities exchange, or by the Bankruptcy Court; provided, further, that the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law, the regulations of such securities exchange or the Bankruptcy Court requirement to consult with the other party with respect to the text thereof; provided, further, that the Seller and its Affiliates shall be permitted to make statements regarding this Agreement, or the terms and conditions of this Agreement to existing and potential commercial counterparties, employees, regulators and other business constituencies as is necessary in the ordinary course, provided that the Seller shall use commercially reasonable efforts to consult with Purchaser in advance on the contents of any such statements.

7.10 Further Assurances

.  Each Party shall execute and cause to be delivered to each other Party such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

7.11 Preservation of Records

.  The Seller and the Purchaser agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the Business, the Purchased Assets and Assumed Liabilities for a period of five (5) years from the Closing Date, in the case of the Purchaser, and until the closing of the Bankruptcy Case or the liquidation and winding up of the Seller’s estate, in the case of the Seller, and shall make such records available to the other Party as may be reasonably requested by such other Party in connection with, among other things, any insurance claims by, Actions or Tax audits against or governmental investigations of the Seller or the Purchaser or any of their respective Affiliates, or in order to enable the Seller or the Purchaser to comply with their respective obligations under this Agreement or any Ancillary Document and the transactions contemplated hereby and thereby.  In the event either Party wishes to retain such records of the other Party at the end of any such period, such Party shall first give sixty (60) days prior written notice to the other Party (or at least sixty (60) days in advance of the expiration of the applicable period descried in the first sentence hereof) and such other Party shall have the right, within such sixty (60) day period, to either (i) retain such records, at the expense of the Party requesting such retention, or (ii) allow the other Party to take possession of the records within one hundred and twenty (120) days after the date of such notice, or such shorter period as the liquidation and winding up of the Seller’s estate shall permit.

7.12 Notification of Certain Matters

.  The Seller shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Seller, of (i) any notice or other communication from any Person alleging that the consent of such Person which is or may be required in connection with the transactions contemplated by this Agreement or the Ancillary Documents is not likely to be obtained prior to Closing and (ii) any written objection or proceeding that challenges the transactions contemplated hereby or the entry of the approval of the Bankruptcy Court.

7.13 Transfer Taxes

.  All sales, transfer, filing, recordation, registration, documentary, stamp, and similar Taxes and fees (“Transfer Taxes”) arising from or associated with the transactions contemplated hereunder, whether levied on the Purchaser or the Seller, shall be borne by the Purchaser.  The Purchaser shall, at its own expense, file any necessary Transfer Tax Returns and other documentation with respect to any Transfer Taxes.

7.14 Director and Officer Liability and Indemnification

.  At the Closing, the Purchaser shall obtain, maintain and purchase in full one or more irrevocable “tail” insurance policies naming the directors and officers of the Seller and the Acquired Subsidiaries (each, a “D&O Indemnified Person”) as direct beneficiaries with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Seller’s and the Acquired Subsidiaries’ current insurance carrier with respect to directors’ and officers’ liability insurance and in an amount and scope at least as favorable to the D&O Indemnified Persons as the Seller’s and the Acquired Subsidiaries’ existing policies with respect to matters existing or occurring at or prior to the Closing Date; provided, however, that if the aggregate annual premiums for such insurance shall exceed 200% of the current annual premium (which annual amount the Seller represents and warrants is set forth on Schedule 7.14), the Purchaser shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of 200% of such current aggregate annual premium.  The Purchaser shall not cancel or change such insurance policies in any respect.  Each D&O Indemnified Person is an intended third party beneficiary of this Section 7.14, with the right to enforce this Section 7.14 under this Agreement.

7.15 Employee Matters

(a) The Purchaser shall offer all Employees of the Seller immediately prior to the Closing Date with employment after the Closing Date (the “Continuing Employees”).  For the period beginning on the Closing Date and ending twelve (12) months thereafter, the Purchaser shall provide each Continuing Employee (regardless whether such Continuing Employee continues to be employed by Purchaser, unless he or she voluntarily refuses to accept such offer of employment at the same location, voluntarily resigns such employment or is terminated for Cause) with the following three categories of compensation items at the level specified as compared to that which was provided by the Seller to its Employees prior to the Closing Date and consistent with past practice:  (i) base salaries or wages, at the same level; (ii)  welfare and fringe benefits, and pension benefits under a 401(k) and/or other pension plan, as applicable at a level that is substantially equivalent in the aggregate; and (iii) the opportunity to receive, subject to the performance of the Business, bonuses at a level that is substantially comparable.  If a Continuing Employee’s employment with the Purchaser is terminated involuntarily by the Purchaser without cause within the twelve (12) month period after the Closing Date, such Continuing Employee shall be entitled to severance payments (payable in accordance with the terms of a plan established by the Purchaser) substantially equivalent in the aggregate to the economic monetary value of the salary, bonus and benefits for the remainder of said twelve (12) month period.

(b) For purposes of determining eligibility to participate and vesting where length of service is relevant under any employee benefit plan of Purchaser after the Closing Date, the Purchaser shall cause the Continuing Employees to receive service credit for service with the Seller to the same extent such service was credited under similar employee benefit plans of the Seller; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits.  Any medical, dental or health plan of the Seller that is adopted or continued after the Closing to provide group health benefits to Continuing Employees (a “Purchaser Group Health Plan”) shall not include with respect to any Continuing Employee any restrictions or limitations with respect to pre-existing condition exclusions or any actively-at-work requirements (except to the extent such restrictions or limitations were applicable as of the Closing Date under the current group health plans of the Seller in effect as of the Closing Date (an “Existing Group Health Plan”)), and any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of such Existing Group Health Plan ending on the date such Continuing Employee’s participation in such Purchaser Group Health Plan begins shall be taken into account under the Purchaser Group Health Plan for purposes of satisfying all deductible, co-pay, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Purchaser Group Health Plan.

(c) From and after the Closing Date, the Purchaser shall assume and honor in accordance with their terms, all employment agreements or plans or other written arrangements of Continuing Employees, to the extent that they are set forth on Schedule 4.15 (including change-in-control provisions), and pay to each Continuing Employee any amounts that become payable to such Continuing Employee following the Closing Date in accordance with the terms of the applicable employment agreement, plan or other written arrangement.  No provision of this Section 7.15 shall create any third party beneficiary or other rights in any Continuing Employee or former employee (including any beneficiary or dependent thereof) in respect of continued employment (or resumed employment) with Purchaser, and no provision of this Section 7.15 shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plans (within the meaning of Section 3(3) of ERISA) or any similar plan or arrangement, whether or not subject to ERISA) which may be maintained by the Purchaser for Continuing Employees.  Nothing contained in this Section 7.15 shall constitute or be deemed to be an amendment to any such employee benefit plan or any other compensation or benefit plan, program or arrangement of the Seller.

(d) Prior to the Closing Date, the Parties will negotiate in good faith to provide new incentive plans or arrangements acceptable to the Parties consistent with past practices of the Purchaser.

(e) Beginning on the Closing Date the Purchaser will become the Plan Sponsor, as defined at 29 U.S.C. § 1002(16)(b), of the Retirement Plan for Salaried Employees of American Safety Razor Company and for Megas Beauty Care Inc. and the American Safety Razor Company Staunton Employees Retirement Plan (the “Defined Benefit Pension Plans”). The Purchaser agrees to maintain and administer the Defined Benefit Pension Plans. The Purchaser agrees to: (a) satisfy the minimum funding standards under 26 U.S.C. §§ 412, 430 and 29 U.S.C. § 1082; (b) be liable for the payment of PBGC premiums in accordance with 29 U.S.C. §§ 1306 and 1307; and (c) administer the Defined Benefit Pension Plans in accordance with the provisions of ERISA. After the Closing Date, the Purchaser will have the authority to terminate, amend, modify or otherwise supplement the Defined Benefit Pension Plans in accordance with the terms of the Defined Benefit Pension Plans, ERISA and the Internal Revenue Code.

7.16 Transition Services Agreement

.  The Parties hereto agree that, if at any time within the six months following the Closing the Seller shall so request, the Purchaser and the Seller agree to negotiate in good faith and enter into a transition services agreement (the “Transition Services Agreement”) on customary and mutually agreeable terms, pursuant to which the Purchaser shall, for a term extending no longer than six months after the Closing, provide certain transitional services to the Seller in return for customary and mutually agreeable compensation.

7.17 Wind Down Amount

.  The Seller acknowledges and agrees that the Wind Down Amount shall be used to pay the items described in Section 1.4(c) that are approved administrative expenses (“Wind Down Expenses”).  The Seller shall deposit the Wind Down Amount in a segregated, interest-bearing escrow account and the Wind Down Amount shall not be co-mingled with other funds.  Upon payment of all Wind Down Expenses and following the Closing, the Seller shall remit the remaining outstanding balance of the Wind Down Amount, if any (the “Wind Down Surplus”), to the Purchaser; provided, however, that the Wind Down Expenses shall be paid, and the Wind Down Surplus shall be remitted to the Purchaser no later than ninety (90) days after the consummation of the Seller’s plan of reorganization or liquidation, unless this Agreement is terminated in accordance with Section 3.4.

7.18 Trade Secrets

. Within three (3) days after Closing, Seller shall provide Purchaser with a written description of each trade secret, if any, identified on Schedule 4.7(a) in sufficient detail to enable Purchaser to use such trade secret in the ordinary course of the Business.

7.19 Tax Matters

(a) Purchaser shall prepare and file or cause to be prepared and filed all Tax Returns (including any amended Tax Returns) to the extent such Tax Returns relate to an Assumed Liability, for any taxable period that are due after the Closing Date.

(b) Seller shall not amend any Tax Return related to the Business or the Purchased Assets that relate to any Tax period without the prior written consent of the Purchaser. Purchaser shall have the right to amend any Tax Return related to the Business or the Purchased Assets that relate to any Tax period without the prior written consent of the Seller, provided that such amendment will not increase the amount of Taxes of RSA Holdings Corp. of Delaware or the Seller for which the Purchaser is not liable hereunder.

(c) The Seller and the Purchaser agree that the Purchase Price shall be allocated in accordance with the rules under Section 1060 of the Code and the Treasury Regulations promulgated thereunder.  Such allocation shall be proposed by the Purchaser and be subject to ASR’s approval, which shall not be unreasonably withheld, conditioned or delayed.  The Seller and the Purchaser agree to act in accordance with the computations and allocations as determined pursuant to this Section 7.19(c) in any relevant Tax Returns or filings, including any forms or reports required to be filed pursuant to Section 1060 of the Code, the Treasury Regulations promulgated thereunder or any provisions of local, state and foreign Law, and to cooperate in the preparation of any such forms and to file such forms in the manner required by applicable Law.

7.20 Treatment of PIK Note

.  The Parties hereto agree that, immediately following the Closing, the Purchaser shall cancel, forgive and discharge any outstanding loans or advances due to, or claims of, the Purchaser, Seller and/or their Subsidiaries and waive any rights of the Purchaser, Seller and/or their Subsidiaries, under the PIK Note, dated August 25, 2008, between Lion/Blade Luxembourg S.à.r.l. and ASR.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to the Obligations of the Purchaser and the Seller

.  The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, written waiver by the Seller and the Purchaser) on the Closing Date, of each of the following conditions:

(a) there shall not be in effect any Order or any Law preventing, enjoining, restraining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(b) the Bankruptcy Court shall have entered the Sale Order (as provided in Article VI) and such order shall be a Final Order, which order shall not have been reversed, modified, amended or stayed; and

(c) any waiting period (including any extension thereof) applicable to the purchase and sale of the Purchased Assets under the HSR Act or under the regulations of any other applicable governmental antitrust or competition authority shall have terminated or expired; provided, however, this condition shall be deemed satisfied if the Purchaser notifies the Seller that it will close the transaction notwithstanding any such outstanding waiting period.

Notwithstanding the foregoing, the Purchaser shall have the right to waive the condition of a Final Order in its sole discretion.

8.2 Conditions Precedent to the Obligations of the Seller

.  The obligations of the Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions, any of which may be waived in writing by the Seller in its sole discretion:

(a) The representations and warranties of  the Purchaser contained herein shall be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date);

(b) the Purchaser shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by it on or prior to the Closing Date; and

(c) the Purchaser is prepared to deliver, or cause to be delivered, to the Seller all of the items set forth in Section 3.3.

8.3 Conditions Precedent to the Obligations of the Purchaser

.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions, any of which may be waived in writing by the Purchaser in its sole discretion:

(a) the Seller shall have delivered to the Purchaser (i) a certified copy of the Sale Order (which shall contain the terms described in Section 6.3) and (ii) copies of all affidavits of service of the Sale Motion or notice of such motion filed by or on behalf of the Seller;

(b) The representations and warranties of the Seller contained herein shall be true and correct as of the Agreement Date and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date), interpreted without giving effect to any Material Adverse Effect or materiality qualifications, except where all failures of such representations and warranties to be true and correct, in the aggregate, do not have or would not reasonably be expected to have, a Material Adverse Effect;

(c) the Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date;

(d) no material loss or damage with respect to a material tangible Purchased Asset shall have occurred, provided, however, that the Parties acknowledge that for purposes of this Section 8.3(d) a decline of business revenues or loss of customers shall not be considered a material loss or damage with respect to the Purchased Assets; and

(e) the Seller shall be prepared to deliver, or cause to be delivered, to the Purchaser all of the items set forth in Section 3.2.

ARTICLE IX

DEFINITIONS

9.1 Definitions

.  As used herein:

(a) “Accounts Receivable” means any and all accounts receivable, notes receivable, checks, similar instruments and other amounts receivable owed to the Seller for operation of the Business together with all security or other collateral therefor and any interest for unpaid financing charges accrued thereon, excluding any intercompany receivable from Seller.

(b) “Acquired Equity Interests” shall have the meaning set forth in Section 1.1(b).

(c) “Acquired Subsidiary” means each non-debtor foreign Subsidiary of the Seller set forth on Schedule 9.1(c).

(d) “Action” means any action, claim, complaint, grievance, summons, suit, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquest, audit, examination or investigation by or before any Governmental Body.

(e) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

(f) “Agreement” shall have the meaning set forth in the preamble.

(g) “Agreement Date” shall have the meaning set forth in the preamble.

(h) “Alternative Transaction” means any transaction with respect to a sale or sales of a material portion of the Purchased Assets, a material portion of the capital stock or other assets of the Seller, or a material portion of the assets and properties of the Acquired Subsidiaries, to a Person other than the Purchaser or an Affiliate of the Purchaser.

(i) “Ancillary Documents” means the Bill of Sale, Assignment and Assumption Agreement and each other agreement, certificate, document or other instrument (other than this Agreement) to be executed and delivered by a Party in connection with the consummation of the transactions contemplated this Agreement.

(j) “ASR” shall have the meaning set forth in the preamble.

(k) “Assigned Contracts” shall have the meaning set forth in Section 1.1(f).

(l) “Assignment and Assumption Agreement” shall have the meaning set forth in Section 3.2(b).

(m) “Assumed Liabilities” shall have the meaning set forth in Section 1.3.

(n) “Audited Financial Statements” shall have the meaning set forth in Section 4.19.

(o) “Bankruptcy Cases” shall have the meaning set forth in the Recitals.

(p) “Bankruptcy Code” shall have the meaning set forth in the Recitals.

(q) “Bankruptcy Court” shall have the meaning set forth in the Recitals.

(r) “Business” shall have the meaning set forth in the Recitals.

(s) “Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York City, New York are authorized or required by Law to be closed.

(t) “Cash and Cash Equivalents” means all of the Seller’s cash (including petty cash and checks received prior to the close of business on the Closing Date), checking account balances, marketable securities, certificates of deposits, time deposits, bankers’ acceptances, commercial paper, security entitlements, securities accounts, commodity Contracts, commodity accounts, government securities and any other cash equivalents, whether on hand, in transit, in banks or other financial institutions, or otherwise held.

(u) “Cash Consideration” shall have the meaning set forth in Section 2.1.

(v) “Cause” means ” means (a) “Cause” as defined in any employment, severance or retention agreement, plan, program or arrangement, to the extent that any such agreement, plan, program or arrangement is applicable to that employee; or (b) to the extent not so provided in an agreement, plan, program or arrangement, if any, with an employee (in which event, the definition of “Cause” contained therein shall control), the following:

(i) the conviction (including for all purposes of this subsection, a plea of guilty or no contest) of an employee of a felony or conviction of such employee of a misdemeanor if such misdemeanor involves moral turpitude; or

(ii) voluntary engagement by such employee in conduct constituting fraud, material dishonesty, gross misconduct, larceny, embezzlement, conversion or any other act involving the misappropriation of any funds of the Purchaser (or any of its Subsidiaries) in the course of such employee’s employment (other than good faith disputes relating to expenses charged to the Purchaser (or any of its Subsidiaries)); or

(iii) willfully engaging in conduct materially injurious to the Purchaser (or any of its Subsidiaries) or gross misconduct, including but not limited to the failure or refusal to (A) perform the lawful duties of the employee’s job with the Purchaser (or any of its Subsidiaries) or (B) comply with the lawful instruction of the Board, the board of directors of a Subsidiary or the employee's supervisor, after a written demand for compliance is delivered to the employee which specifically identifies the manner in which the employee has violated this provision, to the extent the directions are consistent with such employee’s duties to the Purchaser (or any of its Subsidiaries) and provided that such refusal, if capable of being cured, is not cured within three days; or

(iv) the violation by such employee of any material provision of such employee’s employment agreement, severance agreement or material employment policies maintained by the Purchaser (or any of its Subsidiaries), provided that such violation, if capable of being cured, is not cured within three days after written notice.

For purposes of this definition, any act or failure to act on such employee’s part which is based upon authority or direction given pursuant to a resolution duly adopted by the Board or the board of director’s of a Subsidiary or based on the advice of a senior officer of the Purchaser or counsel for the Purchaser shall not be considered to be Cause if done, or omitted to be done, by such employee in good faith and with the reasonable belief that the action or omission was in the best interest of the Purchaser (or any of its Subsidiaries).

(w) “Claim” has the meaning given that term in Section 101(5) of the Bankruptcy Code and includes, inter alia, all rights, claims, causes of action, defenses, debts, demands, damages, offset rights, setoff rights, recoupment right, obligations and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto.

(x) “Closing” shall have the meaning set forth in Section 3.1.

(y) “Closing Date” means the date on which the Closing occurs.

(z) “COBRA Continuation Coverage” means continuation coverage required pursuant to Section 4980B of the Code and Part 6 of Title I of ERISA, and the regulations thereunder.

(aa) “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as the same may be in effect from time to time.

(bb) “Competing Bid” shall have the meaning set forth in Section 6.1.

(cc) “Continuing Employee” shall have the meaning set forth in Section 7.15(a).

(dd) “Contract” means any written or oral contract, purchase order, service order, sales order, indenture, note, bond, lease, sublease, license, understanding, instrument or other agreement, arrangement or commitment that is legally binding upon a Person.

(ee) “Cure Costs” shall have the meaning set forth in Section 1.6.

(ff) “Customer” means any customer of the Seller or any Acquired Subsidiary.

(gg) “Defined Benefit Pension Plans” shall have the meaning set forth in Section 4.15(f).

(hh) “DIP Credit Agreement” means that certain $25,000,000 Senior Secured, Super-Priority Debtor-in-Possession Credit Agreement, dated as of July 28, 2010, among the Company, as Borrower, RSA Holdings Corp. of Delaware, as Holdings, the Guarantors party thereto, as Guarantors, the Lenders Party thereto, as Lenders, UBS Securities LLC, as Arranger and Bookmaker, UBS AG, Stamford Branch, as Issuing Bank and Administrative Agent, General Electric Capital Corporation, as Collateral Agent and Syndication Agent, and Aladdin Credit Partners I, LP and Quantum Partners Ltd., as Documentation Agents.

(ii) “DIP Repayment Amount” shall have the meaning set forth in Section 2.1.

(jj) “Documents” means all written files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, plans, operating records, safety and environmental reports, data, studies and documents, Tax Returns, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, research material, technical documentation (design specifications, engineering information, test results, maintenance schedules, functional requirements, operating instructions, logic manuals, processes, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, in each case whether or not in electronic form.

(kk) “DOJ” shall have the meaning set forth in Section 7.8(a)(v).

(ll) “Employee” means an individual who, as of the applicable date, is employed by the Seller or any Acquired Subsidiary in connection with the Business.

(mm) “Employment Loss” means (i) an employment termination, other than a discharge for cause, voluntary departure or retirement, (ii) a layoff exceeding six (6) months, (iii) a reduction in hours of work of more than fifty percent (50%) in each month of any six (6) month period or (iv) any similar employment action that (when aggregated with any other employment action) could trigger the notice requirements of the WARN Act or any other similar state law.

(nn) “Encumbrance” means any lien (as defined in Section 101(37) of the Bankruptcy Code), encumbrance, claim (as defined in Section 101(5) of the Bankruptcy Code), right, demand, charge, mortgage, deed of trust, purchase, option, pledge, security interest or similar interests, and for real property interests, any title defects, hypothecations, easements, rights of way, restrictive covenants, encroachments, rights of first refusal, preemptive rights, conditional sale or other title retention agreements and other imperfections or defects of title or restrictions on transfer.

(oo) “Environmental Laws” means all Laws relating to pollution or protection of health, safety, natural resources or the environment, or the generation, use, treatment, storage, handling, transportation or Release of, or exposure to, Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other analogous federal, national, foreign, international, state, provincial and local statutes.

(pp) “Equipment” means all equipment, machinery, vehicles, storage tanks, furniture, fixtures and other tangible personal property of every kind and description and improvements and tooling used, or held for use, in connection with the operation of the Business and owned, leased or subleased by the Seller, wherever located, including, without limitation, communications equipment, information technology assets, and any attached and associated hardware, routers, devices, panels, cables, manuals, cords, connectors, cards, and vendor documents, and including all warranties of the vendor applicable thereto, to the extent such warranties are transferable.

(qq) “ERISA Affiliate” means any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (C) an affiliated service group (as defined under Section 414(m) of the Code) or (D) any group specified in regulations under Section 414(o) of the Code, any of which includes or included the Seller or any Acquired Subsidiary.

(rr) “Escrow Agent” shall have the meaning set forth in Section 2.3(a).

(ss) “Excluded Assets” shall have the meaning set forth in Section 1.2.

(tt) “Excluded Liabilities” shall have the meaning set forth in Section 1.4.

(uu) “Existing Group Health Plan” shall have the meaning set forth in Section 7.15(b).

(vv) “Final Order” means an order or judgment of the Bankruptcy Court or any other court of competent jurisdiction entered by the Clerk of the Bankruptcy Court or such other court on the docket in the Bankruptcy Cases or the docket of such other court, which has not been modified, amended, reversed, vacated or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, reargument or rehearing shall then be pending or (b) if an appeal, writ of certiorari, new trial, reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court or other court of competent jurisdiction shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Federal Rules of Bankruptcy Procedure; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause such order not to be a Final Order.

(ww) “Financial Statements” shall have the meaning set forth in Section 4.19.

(xx) “First Lien Agent” means the administrative and collateral agent under the First Lien Credit Agreement.

(yy) “First Lien Credit Agreement” means that certain Credit Agreement, dated as of July 31, 2006, among ASR, as borrower, RSA Holdings Corp. of Delaware and certain of the Acquired Subsidiaries, as Guarantors, the First Lien Agent and the lenders party thereto, as amended, restated, supplemented or otherwise modified.

(zz) “First Lien Indebtedness” means all of the Indebtedness outstanding under the First Lien Credit Agreement, including all pre- and post-petition interest due and owing thereunder, and all unpaid fees and expenses related thereto, in each case at the time of Closing.

(aaa) “FTC” shall have the meaning set forth in Section 7.8(a)(v).

(bbb) “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(ccc) “Good Faith Deposit” shall have the meaning set forth in Section 2.3(a).

(ddd) “Governmental Body” means any government, quasi governmental entity, or other governmental or regulatory body, agency or political subdivision thereof of any nature, whether foreign, federal, state or local, or any agency, branch, department, official, entity, instrumentality or authority thereof, or any court or arbitrator (public or private) of applicable jurisdiction.

(eee) “Hazardous Materials” means petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos and asbestos containing materials and any and all materials now or hereafter defined, listed, designated or classified as, or otherwise determined to be, “hazardous wastes,” “hazardous substances,” “radioactive,” “solid wastes,” or “toxic” (or words of similar meaning) under or pursuant to or otherwise listed or regulated pursuant to any applicable Environmental Law.

(fff) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder

(ggg) “Indebtedness” of any Person means, without duplication, (i) the interest in respect of, principal of and premium (if any) in respect of (x) indebtedness of such Person for money borrowed and (y) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, and (ii) all obligations of the type referred to in clause (i) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.

(hhh) “Insurance Policies” shall have the meaning set forth in Section 4.16.

(iii) “Intellectual Property” means all intellectual property rights of any kind, including the following:  (i) trademarks, service marks, trade names, slogans, logos, trade dress, internet domain names, uniform resource identifiers, rights in design, brand names, and other similar designations of source or origin, together with all goodwill, registrations and applications related to the foregoing; (ii) patents, utility models and industrial design registrations (and all continuations, divisionals, continuations in part, provisionals, renewals, reissues, re-examinations and applications for any of the foregoing); (iii) copyrights and copyrightable subject matter (including any registration and applications for any of the foregoing); (iv) trade secrets and other confidential or proprietary business information (including manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information), know how, proprietary processes, formulae, algorithms, models, and methodologies; (v) computer software, computer programs, and databases (whether in source code, object code or other form); and (vi) all rights to sue for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing and all remedies at law or equity associated therewith.

(jjj) “Intercreditor Agreement” means that certain Intercreditor Agreement, dated as of July 31, 2006, between the First Lien Agent, as First Lien Collateral Agent, and Cantor Fitzgerald Securities, as successor Second Lien Collateral Agent to UBS, AG Stamford Branch, under Credit Agreements for the Company, as Borrower, as amended, restated, modified or supplemented from time to time.

(kkk) “Inventory” means all inventory (including finished goods, supplies, raw materials, work in progress, spare, replacement and component parts) related to the Business maintained or held by, stored by or on behalf of, or in transit to, the Seller.

(lll) “Knowledge” or “Knowledge of the Seller” or “the Seller’s Knowledge” means the actual knowledge of any of the executives of Seller listed on Schedule 9.1(lll).

(mmm) “Law” means any federal, national, state, local, municipal, foreign or international, multinational or other law, statute, constitution, resolution, ordinance, code, edict, decree, rule or regulation of any Governmental Body.

(nnn) “Leased Real Property” means all of the real property and interests in real property leased, subleased, or otherwise occupied by the Seller or any Acquired Subsidiary as lessee or lessor, together with all buildings, structures, fixtures and improvements erected thereon, and any and all rights privileges, easements, licenses, hereditaments and other appurtenances relating thereto, and used, or held for use, in connection with the operation of the Business.

(ooo) “Liability” means, as to any Person, any debt, adverse claim, liability (including any liability that results from, relates to or arises out of tort or any other product liability claim), duty, responsibility, obligation, commitment, assessment, cost, expense, loss, expenditure, charge, fee, penalty, fine, contribution or premium of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and regardless of when sustained, incurred or asserted or when the relevant events occurred or circumstances existed.

(ppp) “Licensed Intellectual Property” means any Intellectual Property that is licensed to the Seller or any Acquired Subsidiary, and used, or held for use, in connection with the operation of the Business.

(qqq) “Material Adverse Effect” means a material adverse effect on (a) the business, financial condition, liabilities, or results of operations of the Business as currently conducted by the Seller and the Acquired Subsidiaries, taken as a whole or (b) the ability of the Seller to consummate the transactions contemplated by this Agreement or to perform any of its obligations under this Agreement prior to the Outside Date; provided, however, that a material adverse effect that results from or arises out of any of the following shall not be considered in determining whether a Material Adverse Effect has occurred: (i) the Bankruptcy Case, (ii) the execution or public announcement of this Agreement or the transactions contemplated hereby, (iii) changes in the industries in which the Business operates generally, in each case except to the extent such changes disproportionately affect the Seller and the Acquired Subsidiaries, (iv) changes in general economic, market, financial, regulatory or political conditions (including the announcement, commencement or threat of any war or armed hostilities, any act of terrorism or any public health emergency or other crisis), in each case except to the extent as such changes disproportionately affect the Seller and the Acquired Subsidiaries and (v) changes in applicable Law or GAAP, in the case of (iii), (iv) and (v) except to the extent such changes disproportionately affect the Seller and the Acquired Subsidiaries.

(rrr) “Material Contract” shall have the meaning set forth in Section 4.8(a).

(sss) “Material Permit” shall have the meaning set forth in Section 4.9.

(ttt) “Mezzanine Credit Agreement” means that certain $35,000,000 Credit Agreement, dated July 31, 2006, among RSA Holdings Corp. of Delaware, as Borrower, the Lenders party thereto, UBS Securities LLC as Arranger and Bookmanager, and UBS AG, Stamford Branch, as Administrative Agent, as amended, restated, modified or supplemented from time to time.

(uuu) “Most Recent Balance Sheet” shall have the meaning set forth in Section 4.19.

(vvv) “Non-Assigned Contracts” means this Agreement and the Contracts set forth on Schedule 9.1(vvv).

(www) “OFAC” shall have the meaning set forth in Section 5.9.

(xxx) “Order” means any order, writ, injunction, judgment or decree of a Governmental Body.

(yyy) “Ordinary Course of Business” means, with respect to any Person, the ordinary and usual course of normal day to day operations of such Person and its business, consistent with its past practice.

(zzz) “Ordinary Course Balance Sheet Liabilities” means Liabilities of the Seller and their Subsidiaries as of the Closing Date, with each such Liability calculated in substantially the same manner as calculated on the Financial Statements and incurred in the Ordinary Course of Business.

(aaaa) “Organizational Documents” shall have the meaning set forth in Section 4.1(a).

(bbbb) “Outside Back-Up Date” shall have the meaning set forth in Section 3.4(b).

(cccc) “Outside Date” shall have the meaning set forth in Section 3.4(b).

(dddd) “Owned Intellectual Property” means all Intellectual Property owned by the Seller or any Acquired Subsidiary, and used, or held for use, in connection with the operation of the Business.

(eeee) “Owned Real Property” means all real property and interests in real property owned by the Seller or any Acquired Subsidiary, together with all buildings, structures, fixtures and improvements erected thereon, and any and all rights, privileges, easements, licenses, hereditaments and other appurtenances of the Seller and the Acquired Subsidiaries relating thereto.

(ffff) “Party” or “Parties” means, individually, the Purchaser and the Seller and, collectively, the Purchaser and the Seller.

(gggg) “Permits” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, waivers, clearances, exemptions, classifications, registrations, variances, tariffs, rate schedules and other similar documents and authorizations issued by any Governmental Body to the Seller or any Acquired Subsidiary and used, or held for use, in connection with the operation of the Business or applicable to ownership of the Purchased Assets or the Assumed Liabilities.

(hhhh) “Permitted Assign” shall have the meaning set forth in Section 12.8.

(iiii) “Permitted Encumbrances” means (i) Encumbrances for utilities and current Taxes not yet due and payable or being contested in good faith by appropriate proceeding; (ii) Encumbrances against any of the Purchased Assets which do not, individually or in the aggregate, materially adversely affect the operation of the Business and, in the case of the Leased Real Property, which do not, individually or in the aggregate, materially adversely affect the use or occupancy of such Leased Real Property as it relates to the operation of the Business, (iii) applicable zoning Laws, building codes, land use restrictions and other similar restrictions imposed by Law, (iv) materialmans’, mechanics’, artisans’, shippers’, warehousemans’ or other similar common law or statutory liens incurred in the Ordinary Course of Business, (v) such other Encumbrances or title exceptions as the Purchaser may approve in writing in its sole discretion or which do not, individually or in the aggregate, adversely affect the operation of the Business, (vi) Encumbrances arising from the Assumed Liabilities and (vii) statutory landlords’ liens on the Leased Real Property.

(eeee) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, labor union, estate, Governmental Body or other entity or group.

(ffff) “Petition Date” means July 28, 2010, the date on which the Seller commenced the Bankruptcy Cases.

(gggg) “Pre-Closing Period” means the period commencing on the Agreement Date and ending on the earlier of the date upon which this Agreement is terminated pursuant to Section 3.4 or the Closing Date.

(hhhh) “Purchase Price” shall have the meaning set forth in Section 2.1.

(iiii) “Purchase Price Deposit” shall have the meaning set forth in Section 2.3.

(jjjj) “Purchased Assets” shall have the meaning set forth in Section 1.1.

(kkkk) “Purchased Names” means the name “American Safety Razor Company” and any derivations thereof.

(llll) “Purchaser” shall have the meaning set forth in the preamble.

(mmmm)  “Purchaser Group Health Plan” shall have the meaning set forth in Section 7.15(b).

(nnnn) “Real Property” means the Leased Real Property and the Owned Real Property.

(oooo) “Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing or migrating into or through the environment.

(pppp) “Representatives” shall have the meaning set forth in Section 7.3(a).

(qqqq) “Sale Hearing” means the hearing to approve this Agreement and seeking entry of the Sale Order.

(rrrr) “Sale Motion” means the motion or motions of the Seller, in form and substance reasonably acceptable to the Seller and the Purchaser, seeking approval and entry of the Sale Order.

(ssss) “Sale Order” means an order substantially in the form attached hereto as Exhibit 9.1(ssss) and otherwise in form and substance reasonably satisfactory to the Seller and the Purchaser.

(tttt) “SDN List” shall have the meaning set forth in Section 5.9.

(uuuu) “Second Lien Agent” means the administrative and collateral agent under the Second Lien Credit Agreement.

(vvvv) “Second Lien Credit Agreement” shall mean that certain $175,000,000 Credit Agreement, dated as of July 31, 2006, by and among ASR, as Borrower, RSA Holdings Corp. of Delaware, as Holdings, the other guarantors party thereto, as Guarantors, the Lenders party thereto, UBS Securities LLC, as Arranger and Bookmaker, and Cantor Fitzgerald Securities, as successor Administrative Agent to UBS, AG Stamford Branch and as successor Collateral Agent to UBS, AG Stamford Branch, as amended, restated, modified or supplemented from time to time.

(wwww) “Seller” shall have the meaning set forth in the preamble.

(xxxx) “Seller Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

(yyyy) “Seller Plan” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), the Defined Benefit Pension Plans (as defined in Section 7.15(e) hereof) and any other employee benefit arrangements or payroll practices (including severance pay, vacation pay, company awards, salary continuation for disability, sick leave, death benefit, hospitalization, welfare benefit, group or individual health, dental, medical, life, insurance, survivor benefit, deferred compensation, profit sharing, retirement, retiree medical, supplemental retirement, bonus or other incentive compensation, stock purchase, stock option, stock appreciation rights, restricted stock and phantom stock arrangements or policies) and (ii) all employment, termination, bonus, severance, change in control, collective bargaining or other similar Contracts to which the Seller or any ERISA Affiliate is a party, with respect to which the Seller or any ERISA Affiliate has any obligation or which are maintained by the Seller or any ERISA Affiliate or to which the Seller or any ERISA Affiliate contributes or is obligated to contribute with respect to current or former directors, officers, consultants and Employees of the Seller or any Acquired Subsidiary.

(zzzz) “Structural Change” shall have the meaning set forth in Section 11.1.

(aaaaa) “Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.

(bbbbb) “Tax” and “Taxes” mean any and all taxes, charges, fees, tariffs, duties, impositions, levies or other assessments, imposed by any Governmental Body, including any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, Taxes and any Liability for the Taxes of any other Person as a transferee or successor, by Law, Contract or otherwise.

(ccccc) “Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) supplied or required to be supplied to any Governmental Body with respect to Taxes, including amendments thereto.

(ddddd) “Transition Services Agreement” shall have the meaning set forth in Section 7.16.

(eeeee) “Transfer Taxes” shall have the meaning set forth in Section 7.13.

(fffff) “Treasury Regulations” means the temporary and final income Tax regulations, promulgated under the Code.

(ggggg) “Unaudited Financial Statements” shall have the meaning set forth in Section 4.19.

(hhhhh) “USA Patriot Act” shall have the meaning set forth in Section 5.9.

(iiiii) “WARN Act” means the United States Worker Adjustment and Retraining Notification Act, and the rules and regulations promulgated thereunder.

(jjjjj) “Wind Down Amount” means $10 million.

(kkkkk) “Wind Down Expenses” shall have the meaning set forth in Section 7.17.

(lllll) “Wind Down Surplus” shall have the meaning set forth in Section 7.17.

ARTICLE X

[INTENTIONALLY OMITTED]

ARTICLE XI

STRUCTURAL CONSIDERATIONS

11.1 Structural Considerations

.  The Seller acknowledges and agrees that the Purchaser may, after the entry of the Sale Order and at least five (5) Business Days prior to the Closing, request changes to the structure of the transaction (a “Structural Change”), including, without limitation:

(a) excluding from the definition of the Seller one or more of the US Subsidiaries of ASR;

(b) liquidating, merging or transferring the assets of one or more of the US Subsidiaries of ASR into ASR; or

(c) assigning the right to purchase any or all of the Purchased Assets to one or more Affiliates of the Purchaser.

Upon any such request, the Parties will cooperate in good faith to analyze and consider such requests and, if approved, to make any changes to this Agreement or the Ancillary Documents necessary or desirable to effect the Structural Change.  The Seller’s consent to a Structural Change shall not be unreasonably withheld, delayed or conditioned; provided, however, that any Structural Change shall not reduce the amount of the Purchase Price; provided, further, that the Purchaser shall assume and pay any incremental Tax Liabilities of the Seller resulting from a Structural Change in accordance with Section 1.3(d).

ARTICLE XII

MISCELLANEOUS

12.1 Payment of Expenses

.  Except as otherwise provided in this Agreement and whether or not the transactions contemplated hereby are consummated, the Seller and the Purchaser shall bear their own expenses incurred or to be incurred in connection with the negotiation and execution of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

12.2 Survival

.  The Parties agree that the representations and warranties contained in this Agreement shall expire upon the Closing Date.  The Parties agree that the covenants contained in this Agreement to be performed at or after the Closing shall survive the Closing Date in accordance with the terms of the particular covenant or until fully performed.

12.3 Entire Agreement; Amendments and Waivers

.  This Agreement, together with the Ancillary Documents, represents the entire understanding and agreement between the Parties with respect to the subject matter hereof.  This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, condition, covenant or agreement contained herein.  The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by applicable Law.

12.4 Execution of Agreement; Counterparts; Electronic Signatures

(a) This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterparts.

(b) The exchange of copies of this Agreement and of signature pages by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the Parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

12.5 Governing Law

.  THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL BANKRUPTCY LAW, TO THE EXTENT APPLICABLE, AND WHERE STATE LAW IS IMPLICATED, THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN, WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF (EXCEPT FOR ANY LAWS OF THAT STATE WHICH WOULD RENDER SUCH CHOICE OF LAWS INEFFECTIVE), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE.

12.6 Jurisdiction, Waiver of Jury Trial

(a) THE BANKRUPTCY COURT WILL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER AT LAW OR IN EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY; PROVIDED, HOWEVER, THAT IF THE BANKRUPTCY COURT IS UNWILLING OR UNABLE TO HEAR ANY SUCH DISPUTE, THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF THE STATE OF NEW YORK WILL HAVE SOLE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER AT LAW OR IN EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY.

(b) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.7 Notices

.  Unless otherwise set forth herein, any notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), or (b) sent by facsimile or e-mail, in each case, if sent during the normal business hours of the recipient, with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in the case of each of clauses (a) and (b), to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a Party may designate by notice to the other Parties):

If to the Seller, to:

American Safety Razor Company, LLC 240 Cedar Knolls Road, Suite 401 Cedar Knolls, NJ 07927 Attention: Chief Financial Officer Fax no.: (973) 326-9004 Email address: abolt@personna.com
With a copy (which shall not constitute effective notice) to:

Simpson Thacher & Bartlett LLP Address: 425 Lexington Avenue New York, New York 10017 Attention: Mark J. Thompson Fax no.: (212) 455-2502 E-mail address:List-ASR@lists.stblaw.com
If to the Purchaser, to:

Energizer Holdings, Inc. Address: 533 Maryville University Drive St. Louis, Missouri 63141 Attention: Gayle Stratmann Fax no.: (314) 985-2223 E-mail address: gayleg.stratmann@energizer.com
With a copy (which shall not constitute effective notice) to:

Bryan Cave LLP Address: 211 North Broadway, Suite 3600 St. Louis, MO 63102 Attention: John M. Welge Fax no.: (314) 259-2020 E-mail address: jmwelge@bryancave.com
12.8 Binding Effect; Assignment

.  This Agreement shall be binding upon the Purchaser and, subject to entry of the Sale Order, the Seller, and inure to the benefit of the Parties and their respective successors and permitted assigns, including any trustee or estate representative appointed in the Bankruptcy Case or any successor Chapter 7 case.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a party to this Agreement except as provided below.  No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party (by operation of law or otherwise) without the prior written consent of the other Parties and any attempted assignment without such required consents shall be void; provided, however, that the Purchaser may assign its rights and obligations hereunder in whole or in part to one or more wholly owned Subsidiaries of the Purchaser (each, a “Permitted Assign”) (subject to the next succeeding sentence).  No assignment of any obligations hereunder shall relieve the Parties of any such obligations.  Upon any such permitted assignment, the references in this Agreement to the Purchaser shall also be deemed to include any such Permitted Assign unless the context otherwise requires.

12.9 Severability

.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction and in lieu of such invalid, illegal or unenforceable provision or portion of any provision, there will be added automatically as a part of this Agreement a valid legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible.

12.10 Injunctive Relief

.  The Parties agree that damages at Law may be an inadequate remedy for the breach of any of the covenants, promises and agreements contained in this Agreement by the Parties, and, accordingly, the Parties shall be entitled to injunctive relief with respect to any such breach, including specific performance of such covenants, promises or agreements or an order enjoining the other Parties from any threatened, or from the continuation of any actual, breach of the covenants, promises or agreements contained in this Agreement by the other Parties.  The rights set forth in this Section 12.10 shall be in addition to any other rights which any Party may have at Law or in equity pursuant to this Agreement.

12.11 Non Recourse

.  Except as expressly contemplated by this Agreement, no past, present or future director, officer, employee, incorporator, member, partner or equity holder of any Party shall have any liability for any obligations or liabilities of such Party under this Agreement or any Ancillary Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

12.12 Bulk Sales Laws

.  Each Party hereby waives compliance by the Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement or any Ancillary Document.

12.13 Certain Interpretations

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) All references in this Agreement to “Articles”, “Sections”, “Schedules” and “Exhibits” shall be deemed to refer to Articles and Sections of, and Schedules and Exhibits to, this Agreement.

(ii) All Exhibits and Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iii) The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(iv) The words “include,” “includes” and “including,” when used herein shall be deemed in each case to be followed by the words “without limitation”.

(v) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(vi) Any reference in this Agreement to $ shall mean U.S. dollars.

(vii) Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(viii) The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(b) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

SELLER:

AMERICAN SAFETY RAZOR COMPANY, LLC

By:
Name:  J. Andrew Bolt
Title:  Executive Vice President

PURCHASER:

ENERGIZER HOLDINGS, INC.

By:
Name:  Daniel J. Sescleifer
Title:  Executive Vice President and Chief Financial Officer

EXHIBIT A

American Safety Razor Corporation

ASR Holdings, Inc.

Industrias Manufactureras ASR de Puerto Rico, Inc.

Megas Beauty Care, Inc.

Megas de Puerto Rico, Inc.

Personna International de Puerto Rico, Inc.

RSA Soap Company, Inc.

Valley Park Realty, Inc.

EXHIBIT 3.2(a)

FORM OF BILL OF SALE

THIS BILL OF SALE (this “Bill of Sale”) is dated as of [●], by [●], a [●] (the “Seller”), in favor of [●], a [●] (“Purchaser”).

WHEREAS, the Parties hereto have entered into an Asset Purchase Agreement dated as of [●] (the “Purchase Agreement”) providing for, among other things, the purchase by Purchaser of certain assets of the Seller, and the Parties hereto now desire to carry out such transaction by the Seller’s execution and delivery to the Purchaser of this instrument evidencing the vesting in the Purchaser of all of the assets and rights of the Seller hereinafter described.  Capitalized terms used but not defined herein have the meanings given them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises and of other valuable consideration to the Seller in hand paid by Purchaser, at or before the execution and delivery hereof, the receipt and sufficiency of which by the Seller are hereby acknowledged, the Seller hereby conveys, grants, bargains, sells, transfers, sets over, assigns, remises, releases, delivers and confirms unto Purchaser, its successors and assigns forever, effective as of 12:01 a.m. EDT on the date hereof (the “Effective Time”), all of the Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

Nothing in this Bill of Sale, express or implied, is intended or shall be construed to confer upon, or give to, any person, firm or corporation other than Purchaser and its successors and assigns, any remedy or claim under or by reason of this instrument or any terms, covenants or condition hereof, and all of the terms, covenants and conditions, promises and agreements in this instrument contained shall be for the sole and exclusive benefit of Purchaser and its successors and assigns.

This Bill of Sale is executed by, and shall be binding upon, the Seller and its successors and assigns for the uses and purposes above set forth and referred to, effective as of the Effective Time.

This Bill of Sale shall be governed by, interpreted under, and construed and enforceable in accordance with, the laws of the State of New York, without regard to its conflict of law provisions.

To the extent this Bill of Sale is inconsistent with any terms or conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall control.

This Bill of Sale may be executed in counterpart signature pages, all of which when so executed and attached hereto shall constitute one and the same original.

IN WITNESS WHEREOF, the Seller has executed this Bill of Sale or caused this Bill of Sale to be executed on their behalf by a duly authorized officer of the Seller as of the date first set forth above.

SELLER:

[●]

By:  ____________________________
Name:
Title:

EXHIBIT 3.2(b)

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Agreement”) is entered into as of [●] by and between [●], a [●] (the “Assignor”) and [●], a [●] (the “Assignee”).

W I T N E S S E T H:

WHEREAS, Assignor and Assignee entered into that certain Asset Purchase Agreement dated as of [●] (the “Purchase Agreement”, capitalized terms used but not otherwise defined herein have the meanings given them in the Purchase Agreement); and

WHEREAS, pursuant to the Purchase Agreement, Assignor has agreed to assign certain rights and agreements to Assignee, and Assignee has agreed to assume certain obligations of Assignors, as set forth herein and therein.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto mutually covenant and agree as follows:

1.           Effective as of 12:01 a.m. EDT on the date hereof (the “Effective Time”), Assignor hereby sells, transfers and assigns (collectively the “Assignment”) to Assignee, and Assignee hereby assumes and agrees to pay and discharge, the Assumed Liabilities, as defined in Section 1.3 of the Purchase Agreement, as and when such Assumed Liabilities become due in the ordinary course of business.

2.           This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and assigns.

3.           This Agreement is executed by, and shall be binding upon, the Purchaser and its successors and assigns for the uses and purposes above set forth and referred to, effective as of the Effective Time.

4.           This Agreement shall be governed by, interpreted under, and construed and enforceable in accordance with, the laws of the State of New York, without regard to its conflict of law provisions.

5.           To the extent this Agreement is inconsistent with any terms or conditions in the Purchase Agreement, the Purchase Agreement shall control.

6.           This Agreement may be executed in counterpart signature pages, all of which when so executed and attached hereto shall constitute one and the same original.

[Signatures appear on next page.]

IN WITNESS WHEREOF, the Parties hereto have executed this Assignment and Assumption Agreement as of the date first set forth above.

ASSIGNOR:

[●]

By:  ____________________________
Name:
Title:

ASSIGNEE:

__________________________________

By:  ____________________________
Name:
Title:

EXHIBIT 9.1(ssss)

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

x
:
In re	:	Chapter 11
:
AMERICAN SAFETY	:	Case No. 10-12351 (MFW)
RAZOR COMPANY, LLC, et al.1	:
:
Debtors.	:	Jointly Administered
x

ORDER (A) AUTHORIZING THE SALE OF

SUBSTANTIALLY ALL OF THE DEBTORS’ ASSETS

FREE AND CLEAR OF ALL CLAIMS, AND ENCUMBRANCES

AND OTHER INTERESTS; (B) AUTHORIZING THE ASSUMPTION AND

ASSIGNMENT OF CERTAIN EXECUTORY CONTRACTS AND UNEXPIRED

LEASES IN CONNECTION THEREWITH; AND (C) GRANTING RELATED RELIEF

Upon consideration of the motion (the “Motion”) [Docket No. 28] of American Safety Razor Company, LLC (“ASR”) and its affiliated debtors and debtors-in-possession (collectively, the “Debtors”) in the above-captioned chapter 11 cases (collectively, the “Bankruptcy Cases”) for entry of an order (the “Sale Order”), among other things: (i) approving the sale (the “Sale”) of the Purchased Assets2 free and clear of all Claims and Encumbrances (other than Permitted Encumbrances and Assumed Liabilities), (ii) authorizing the assumption and assignment of the Assigned Contracts in connection therewith, and (iii) granting other related relief; and, after the conclusion of the Auction, the Court having determined that the asset purchase agreement substantially in the form attached hereto as Exhibit A (as may be amended, the “Purchase Agreement”) between ASR (the “Seller”) and Acquisition Company LLC (the “Purchaser”) is the Successful Bid and the Purchaser is the Successful Bidder; and it appearing that the relief requested in the Motion is in the best interests of the Debtors’ estates, their creditors, and other parties in interest; and it appearing that this Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334; and it appearing that the Motion is a core proceeding pursuant to 28 U.S.C. § 157(b)(2); and adequate notice of the Motion and opportunity for objection having been given; and adequate notice with respect to the assumption and assignment of the Assigned Contracts having been given pursuant to the Debtors’ Motion Pursuant to Sections 105(a) and 365 of the Bankruptcy Code and Bankruptcy Rules 2002 and 6006 for Entry of an Order Establishing Certain Notice Procedures Related to the Assumption and Assignment of Executory Contracts and Leases [Docket No. 27] (the “Assumption Notice Motion”); and this Court having reviewed and considered the Motion and the objections thereto; and this Court having heard statements of counsel and the evidence presented at a hearing before this Court on September 28, 29 and 30, 2010 and October 8, 2010 (the “Sale Hearing”); and upon entry of the Order Establishing Revised Bid And Auction Procedures and Adjourning the Sale Hearing, dated October 6, 2010 [Docket No. 320], which, among other things, modified the Bidding Procedures (as modified at the Sale Hearing and therein, hereinafter, the “Revised Bidding Procedures”); and upon consideration of all the pleadings filed with this Court; and upon the record made by the Debtors and other parties, and the evidence, testimony, exhibits, and arguments of counsel presented at the Sale Hearing; and it appearing that no other notice need be given; and upon the full record of these cases; and after due deliberation and sufficient cause therefor:
THE COURT HEREBY FINDS THAT:3
Jurisdiction, Final Order and Statutory Predicates

A. This Court has jurisdiction to hear and determine the Motion pursuant to 28 U.S.C. §§ 157(b)(1) and 1334(a). This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(A), (N) and (O). Venue is proper in this District and in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.
B. This Sale Order constitutes a final and appealable order within the meaning of 28 U.S.C. § 158(a). Notwithstanding Bankruptcy Rules 6004(h) and 6006(d), and to any extent necessary under Bankruptcy Rule 9014 and Rule 54(b) of the Federal Rules of Civil Procedure, as made applicable by Bankruptcy Rule 7054, this Court expressly finds that there is no just reason for delay in the implementation of this Sale Order, and expressly directs entry of judgment as set forth herein.
C. The statutory predicates for the relief requested in the Motion are sections 105(a), 363, and 365 of the Bankruptcy Code and Bankruptcy Rules 2002, 6004, 6006, 9007 and 9014.
Notice of the Sale, the Revised Bidding Procedures and the Cure Costs

D. Actual written notice of the Sale Hearing, the Motion, the Sale, the Revised Bidding Procedures, and the assumption and assignment of the Assigned Contracts, and a reasonable opportunity to object or be heard with respect to the Motion and the relief requested therein has been afforded to all known interested Persons and entities entitled to receive such notice, including, but not limited to the following parties:
(i)	the Office of the United States Trustee for the District of Delaware;

(ii)	the Debtors’ thirty (30) largest unsecured creditors on a consolidated basis, as identified in their chapter 11 petitions;

(iii)	counsel to the official committee of unsecured creditors appointed in these Bankruptcy Cases (the “Committee”);

(iv)	counsel to the administrative agent for the Debtors’ prepetition first lien secured lenders and postpetition secured lenders;

(v)	counsel to the administrative agent for the Debtors’ prepetition second lien secured lenders;

(vi)	counsel to the Debtors’ equity sponsors;

(vii)	all taxing authorities and other governmental agencies having jurisdiction over any of the Purchased Assets, including the Internal Revenue Service;

(viii)	all parties that have requested or that are required to receive special notice pursuant to Bankruptcy Rule 2002;

(ix)	all Persons known or reasonably believed to have asserted an Encumbrance on any of the Purchased Assets;

(x)	the counterparties to each of the Assigned Contracts (the “Contract Counterparties”) pursuant to the Assumption Notice Motion;

(xi)	all Persons known or reasonably believed to have expressed an interest in acquiring all or substantially all of the Purchased Assets within the last six months;

(xii)	the Attorneys General in the State where the Purchased Assets are located;

(xiii)	Pension Benefit Guaranty Corporation;

(xiv)	the United States Environmental Protection Agency; and

(xv)	any applicable state environmental agency.

E. The Debtors published notice of (i) the Sale, (ii) the deadlines by which potential bidders must submit bid materials, (iii) that the Auction would be held if Qualified Bids were received, and (iv) where parties could obtain further information about the sale process in the national editions of USA Today and The Wall Street Journal on September 8, 2010.
F. Pursuant to the Assumption Notice Motion, the Debtors have served notice upon the Contract Counterparties: (i) that the Seller seeks to assume and assign certain executory contracts and unexpired leases as provided for in the Purchase Agreement as of the Closing Date; and (ii) of the relevant proposed Cure Costs for each of the Assigned Contracts. The service of such notice was good, sufficient and appropriate under the circumstances and no further notice need be given in respect of establishing a Cure Cost for the Assigned Contracts. Each of the Contract Counterparties has had an opportunity to object to the Cure Costs set forth in the notice.
G. The Debtors have articulated good and sufficient reasons for this Court to grant the relief requested in the Motion regarding the sales process, including, without limitation: (i) determination of final Cure Costs; and (ii) approval and authorization to serve notice of the Auction and Sale Hearing.
H. The notice of the Revised Bidding Procedures, the Auction and the Sale Hearing provided all interested parties with timely and proper notice of the Sale, the Revised Bidding Procedures, the Sale Hearing and the Auction.
I. As evidenced by the affidavits of service previously filed with this Court, proper, timely, adequate, and sufficient notice of the Motion, the Auction, the Revised Bidding Procedures, the Sale Hearing, and the Sale has been provided in accordance with sections 102(1), 363 and 365 of the Bankruptcy Code and Bankruptcy Rules 2002, 6004, 6006 and 9014. The notices described above were good, sufficient and appropriate under the circumstances, and no other or further notice of the Motion, the Revised Bidding Procedures, the Auction, the Sale, the Sale Hearing, or the assumption and assignment of the Assigned Contracts is required. No other or further notice of the Sale Motion, the Revised Bidding Procedures, the Sale Hearing, or of the entry of this Order is necessary or shall be required.
J. The disclosures made by the Debtors concerning the Purchase Agreement, the Revised Bidding Procedures, the Sale, the Sale Hearing, and the assumption and assignment of the Assigned Contracts were good, complete and adequate.
Good Faith of the Purchaser

K. The Purchaser is not an “insider” of any of the Debtors, as that term is defined in section 101(31) of the Bankruptcy Code.
L. The Purchaser is purchasing the Purchased Assets in good faith and is a good faith buyer within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the full protection of that provision, and otherwise has proceeded in good faith in all respects in connection with this proceeding in that, inter alia: (i) the Purchaser recognized that the Seller was free to deal with any other party interested in acquiring the Purchased Assets; (ii) the Purchaser agreed to subject its bid to competitive bidding at the Auction; (iv) all payments to be made by the Purchaser and other agreements or arrangements entered into by the Purchaser in connection with the Sale have been disclosed; (v) the Purchaser has not violated section 363(n) of the Bankruptcy Code by any action or inaction; (vi) no common identity of directors or controlling stockholders exists between the Purchaser and the Seller or any of the other Debtors; and (vii) the negotiation and execution of the Purchase Agreement was at arms’ length and in good faith.
Highest and Best Offer

M. The Debtors conducted a marketing process in accordance with, and have otherwise complied in all material respects with, the Revised Bidding Procedures. The process set forth in the Revised Bidding Procedures, including the Auction, was conducted in a noncollusive, fair and good faith manner and a reasonable opportunity has been given to any interested party to make a higher or otherwise better offer for the Purchased Assets. The Debtors and their professionals (i) provided potential purchasers, upon request, sufficient information to enable them to make an informed judgment on whether to bid on the Purchased Assets, (ii) afforded interested parties a full, fair and reasonable opportunity to conduct due diligence and submit offers prior to the Bid Deadline.
N. The Purchase Agreement constitutes the highest and best offer for the Purchased Assets.
O. The Purchase Agreement represents a fair and reasonable offer to purchase the Purchased Assets under the circumstances of the Bankruptcy Cases.
P. Approval of the Motion and the Purchase Agreement and the consummation of the transactions contemplated thereby are in the best interests of the Debtors, their creditors, their estates and other parties in interest.
Q. The Debtors have demonstrated compelling circumstances and a good, sufficient, and sound business purpose and justification for the Sale prior to, and outside of, a plan of reorganization.
No Fraudulent Transfer

R. The consideration provided by the Purchaser pursuant to the Purchase Agreement is fair and adequate and constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code and under the laws of the United States, any state, territory, possession, or the District of Columbia.
S. The Purchaser is not a mere continuation of the Seller, the other Debtors or their respective estates and there is no continuity between the Purchaser and the Seller, the other Debtors or their respective estates. The Purchaser is not holding itself out to the public as a continuation of the Seller or the other Debtors. The Purchaser is not a successor to the Seller or the other Debtors or their respective estates and the Sale does not amount to a consolidation, merger or de facto merger of the Purchaser and the Seller or the other Debtors.
Validity of Transfer

T. Upon entry of this Sale Order, the Seller has full corporate power and authority to execute and deliver the Purchase Agreement and all other documents contemplated thereby, and no further consents or approvals are required for the Seller to consummate the transactions contemplated by the Purchase Agreement, except as otherwise set forth in the Purchase Agreement.
U. The transfer of each of the Purchased Assets to the Purchaser will be as of the Closing Date a legal, valid, and effective transfer of such Purchased Assets, and vests or will vest the Purchaser with all right, title, and interest of the Seller to the Purchased Assets free and clear of all Claims and Encumbrances accruing, arising or relating thereto any time prior to the Closing Date, except for any Permitted Encumbrances and Assumed Liabilities.

Section 363(f) Is Satisfied

V. The Purchaser would not have entered into the Purchase Agreement and would not consummate the transactions contemplated thereby if the sale of the Purchased Assets to the Purchaser, and the assumption and assignment and sale of the Assigned Contracts to the Purchaser, were not free and clear of all Encumbrances of any kind or nature whatsoever (except the Permitted Encumbrances and Assumed Liabilities), or if the Purchaser would, or in the future could, be liable for any of such Encumbrances.
W. The Seller may sell the Purchased Assets free and clear of all Encumbrances against the Seller and the other Debtors, their respective estates or any of the Purchased Assets (except for the Permitted Encumbrances and Assumed Liabilities) because, in each case, one or more of the standards set forth in section 363(f)(1)-(5) of the Bankruptcy Code has been satisfied. Those holders of Encumbrances against the Seller, the other Debtors, their respective estates or any of the Purchased Assets who did not object, or who withdrew their objections, to the Sale or the Motion are deemed to have consented thereto pursuant to section 363(f)(2) of the Bankruptcy Code. Those holders of such Encumbrances who did object fall within one or more of the other subsections of section 363(f) and are adequately protected by having their Encumbrances, if any, in each instance against the Seller, the other Debtors, their respective estates or any of the Purchased Assets (other than the Wind Down Amount), attach to the proceeds of the Sale ultimately attributable to the Purchased Assets in which such creditor alleges an interest, in the same order of priority, with the same validity, force and effect that such creditor had prior to the Sale, subject to any claims and defenses the Seller or the other Debtors and their estates may possess with respect thereto.

Assumption and Assignment of the Assigned Contracts

X. The assumption and assignment of the Assigned Contracts pursuant to the terms of this Sale Order is integral to the Purchase Agreement and is in the best interests of the Debtors and their estates, creditors and other parties in interest, and represents the reasonable exercise of sound and prudent business judgment by the Debtors.
Y. The respective Cure Costs amounts, as set forth on Schedule 1 annexed hereto, are the sole amounts necessary under sections 365(b)(1)(A) and (B) and 365(f)(2)(A) of the Bankruptcy Code to cure all monetary defaults and pay all actual pecuniary losses under the Assigned Contracts.
Z. Pursuant to the terms of the Purchase Agreement and in accordance with section 365 of the Bankruptcy Code, upon payment of the Cure Costs, the Purchaser shall have: (i) cured and/or provided adequate assurance of cure of any monetary default existing prior to the Closing Date under any of the Assigned Contracts, within the meaning of section 365(b)(1)(A) of the Bankruptcy Code; (ii) provided compensation or adequate assurance of compensation to any party for actual pecuniary loss to such party resulting from a default prior to the Closing Date under any of the Assigned Contracts, within the meaning of section 365(b)(1)(B) of the Bankruptcy Code; and (iii) provided adequate assurance of its future performance under the relevant Assigned Contracts within the meaning of sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code.

Compelling Circumstances for an Immediate Sale

AA. To maximize the value of the Purchased Assets and preserve the viability of the business to which the Purchased Assets relate, and to reduce the amount of postpetition debtor-in- possession financing borne by the Debtors, it is essential that the Sale of the Purchased Assets occur within the time constraints set forth in the Purchase Agreement. Time is of the essence in consummating the Sale.
BB. The consummation of the transactions contemplated by the Purchase Agreement is legal, valid and properly authorized under all applicable provisions of the Bankruptcy Code, including, without limitation, sections 105(a), 363(b), 363(f), 363(m) 365(b), and 365(f), and all of the applicable requirements of such sections have been complied with in respect of the transaction.
CC. The Sale does not constitute a de facto plan of reorganization or liquidation or an element of such a plan for any of the Debtors, as it does not and does not propose to: (i) impair or restructure existing debt of, or equity interests in, the Debtors; (ii) impair or circumvent voting rights with respect to any future plan proposed by the Debtors; (iii) circumvent chapter 11 plan safeguards, such as those set forth in sections 1125 and 1129 of the Bankruptcy Code; or (iv) classify Claims or Equity Encumbrances, compromise controversies or extend debt maturities.
NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

General Provisions

1. Relief Granted. The relief requested in the Motion as modified by the Court is granted and approved, and the Sale to Purchaser under the Purchase Agreement is approved as set forth in this Sale Order.
2. Objections Overruled. Any and all objections to the Motion, including the objection and supplemental objection filed by GSO/Blackstone Debt Funds Management LLC and Blackrock Kelso Capital Corporation [Docket Nos. 249 and 263] (the “GSO/Blackstone Objection and Cross-Motion”), as joined by Venor Capital Master Fund Ltd., or the relief requested therein that has not been withdrawn, waived, or settled or otherwise resolved as announced to this Court at the Sale Hearing or by stipulation filed with this Court or as otherwise provided in this Order, and all reservations of rights included therein, are hereby overruled on the merits; provided, however, that nothing herein resolves the “Cross-Motion” portion of the GSO/Blackstone Objection and Cross-Motion, which “Cross-Motion” remains extant.

Approval of the Purchase Agreement

3. Agreement Approved. The Purchase Agreement and all other ancillary documents, and all of the terms and conditions thereof, are hereby approved.
4. Authorization to Consummate Transactions. Pursuant to section 363(b) of the Bankruptcy Code, the Seller and the other Debtors are authorized and directed to (a) consummate the Sale of the Purchased Assets to the Purchaser pursuant to and in accordance with the terms and conditions of the Purchase Agreement, and (b) execute and deliver, perform under, and implement the Purchase Agreement, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the Purchase Agreement and the Sale, including any other ancillary documents, or as may be reasonably necessary or appropriate to the performance of the obligations as contemplated by the Purchase Agreement and such other ancillary documents.
5. Order Binding on All Parties. This Sale Order shall be binding in all respects upon the Seller and the other Debtors, their respective estates, the First Lien Agent, the First Lien Lenders, the Second Lien Agent, any lender pursuant to the Second Lien Credit Agreement, all creditors, all holders of equity interests in any Debtor, all holders of any Claim(s) (whether known or unknown) against any Debtor, any holders of Encumbrances against or on all or any portion of the Purchased Assets, all Contract Counterparties, the Purchaser and all successors and assigns of the Purchaser, and any trustees, examiners, responsible officers, estate representatives, or similar entities for any of the Debtors, if any, subsequently appointed in the Bankruptcy Cases or upon a conversion to chapter 7 under the Bankruptcy Code of any of the Bankruptcy Cases. This Sale Order and the Purchase Agreement shall inure to the benefit of the Debtors, their estates and creditors, the Purchaser and their respective successors and assigns.

Transfer of the Purchased Assets

6. Transfer of Purchased Assets Authorized. Pursuant to Bankruptcy Code sections 105(a), 363(b), and 363(f) the Debtors are authorized to transfer the Purchased Assets on the Closing Date, and the Purchaser is directed to pay the Purchase Price to the Debtors as provided in the Purchase Agreement.
7. Transfer “As Is”, Etc. Except as otherwise provided in the Purchase Agreement, the Purchased Assets shall be transferred to the Purchaser “as is, where is” with all faults in accordance with the Purchase Agreement upon and as of the Closing Date and such transfer shall constitute a legal, valid, binding, and effective transfer of such Purchased Assets and, upon the Seller’s receipt of the Purchase Price, shall be free and clear of all Encumbrances, except any Permitted Encumbrances and Assumed Liabilities. Upon the closing of the Sale contemplated within the Purchase Agreement (the “Transactions”), the Purchaser shall take title to and possession of the Purchased Assets, subject to Permitted Encumbrances and Assumed Liabilities.
8. Surrender of Purchased Assets by Third Parties. All entities that are in possession of some or all of the Purchased Assets on the Closing Date are directed to surrender possession of such Purchased Assets to the Purchaser at the closing of the Sale. All entities are hereby forever prohibited and enjoined from taking any action that would adversely affect or interfere with the ability of the Sellers to sell and transfer the Purchased Assets to the Purchaser in accordance with the terms of the Purchase Agreement and this Sale Order.
9. Transfer Free and Clear of Encumbrances. Pursuant to section 363(f) of the Bankruptcy Code, the transfer of title to the Purchased Assets shall be free and clear of any and all Encumbrances, except for any Permitted Encumbrances and Assumed Liabilities. The Purchaser is not and shall not be liable as a successor under any theory of successor liability for Encumbrances (other than Permitted Encumbrances and Assumed Liabilities) that encumber or relate to the Purchased Assets.
10. Creditors Directed to Release Encumbrances. On the Closing Date, each creditor shall be authorized and directed to execute such documents and take all other actions as may be necessary to release Encumbrances (except for Permitted Encumbrances and Assumed Liabilities) on the Purchased Assets, if any, as provided for herein, as such Encumbrances may have been recorded or may otherwise exist.
11. Debtors’ and Purchaser’s Authorization to Record Releases. If any Person or entity which has filed statements or other documents or agreements evidencing Encumbrances (other than the Permitted Encumbrances and Assumed Liabilities) on or in all or any portion of the Purchased Assets shall not have delivered to the Seller prior to the Closing, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, releases of liens and easements, and any other documents necessary or desirable to the Purchaser for the purpose of documenting the release of all Encumbrances, which the Person or entity has or may assert with respect to all or any portion of the Purchased Assets, the Seller is hereby authorized and directed, and the Purchaser is hereby authorized, to execute and file such statements, instruments, releases and other documents on behalf of such Person or entity with respect to the Purchased Assets. The Transactions authorized herein shall be of full force and effect, regardless of any Seller’s lack of good standing in any jurisdiction in which it is formed or authorized to transact business. A certified copy of this Sale Order may be filed with the appropriate clerk(s) and/or recorded with the recorder(s) which, once filed, registered, or otherwise recorded, shall constitute conclusive evidence of the release of all Encumbrances in the Purchased Assets as of the Closing Date of any kind or nature whatsoever, other than the Permitted Encumbrances or Assumed Liabilities.
12. Permanent Injunction. Except as expressly permitted or otherwise specifically provided by the Purchase Agreement or this Sale Order, all Persons and entities holding Encumbrances in or against all or any portion of the Purchased Assets (other than Permitted Encumbrances and the Assumed Liabilities) arising under or out of, in connection with, or in any way relating to the Seller or any of the other Debtors, the Purchased Assets, the operation of the Debtors’ business prior to the Closing Date or the transfer of the Purchased Assets to the Purchaser, hereby are forever barred, estopped and permanently enjoined from asserting against the Purchaser or its successors or assigns, their property or the Purchased Assets, such Persons’ or entities’ Encumbrances in and to the Purchased Assets.
13. Recording Offices. This Sale Order is and shall be binding upon and govern the acts of all Persons and entities, including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal and local officials, and all other Persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to any lease; and each of the foregoing Persons and entities is hereby directed to accept for filing any and all of the documents and instruments necessary and appropriate to consummate the transactions contemplated by the Purchase Agreement.

Assigned Contracts

14. Authorization to Assume and Assign. Upon the Closing of the Sale, the Seller is authorized and empowered to assume and assign each of the Assigned Contracts to the Purchaser free and clear of all Encumbrances (other than Cure Costs, the Permitted Encumbrances and Assumed Liabilities) as of the Closing Date. The payment of the applicable Cure Costs (if any) by the Purchaser shall (a) effect a cure or adequate assurance of cure of all defaults existing thereunder as of the Petition Date and (b) compensate for any actual pecuniary loss to such Contract Counterparty resulting from such default. The Purchaser shall then have assumed the Assigned Contracts and, pursuant to section 365(f) of the Bankruptcy Code, the assignment by the Seller of such Assigned Contracts shall not be a default thereunder. After the payment of the relevant Cure Costs, none of the Seller, the other Debtors, or the Purchaser shall have any further liabilities to the Contract Counterparties other than the Purchaser’s obligations under the Assigned Contracts under the Purchase Agreement or that accrue and become due and payable on or after the Closing Date.
15. Assignment Requirements Satisfied. Any provisions in any Assigned Contracts that restrict, prohibit or condition the assignment of such Assigned Contracts or allow the party to such Assigned Contracts to terminate, recapture, impose any penalty, condition on renewal or extension or modify any term or condition upon the assignment of such Assigned Contract, constitute unenforceable anti-assignment provisions that are void and of no force and effect. All other requirements and conditions under sections 363 and 365 of the Bankruptcy Code for the assumption by the Seller and assignment to the Purchaser of the Assigned Contracts have been satisfied. Upon the Closing, in accordance with sections 363 and 365 of the Bankruptcy Code, the Purchaser shall be fully and irrevocably vested with all right, title and interest of the Debtors under the Assigned Contracts.
16. Section 365(k). Upon the Closing, the Purchaser shall be deemed to be substituted for the Seller as a party to the applicable Assigned Contracts and the Seller and the other Debtors shall be relieved, pursuant to section 365(k) of the Bankruptcy Code, from any further liability under the Assigned Contracts.
17. No Default. Upon the payment of the applicable Cure Costs, if any, the Assigned Contracts will remain in full force and effect, and no default shall exist under the Assigned Contracts nor shall there exist any event or condition which, with the passage of time or giving of notice, or both, would constitute such a default.
18. Adequate Assurance Provided. The Purchaser has provided adequate assurance of future performance under the relevant Assigned Contracts within the meaning of Bankruptcy Code sections 365(b)(1)(C) and 365(f)(2)(B).
19. No Fees. There shall be no rent accelerations, assignment fees, increases or any other fees charged to the Purchaser or the Seller as a result of the assumption and assignment of the Assigned Contracts. The failure of the Seller or the Purchaser to enforce at any time one or more terms or conditions of any Assigned Contract shall not be a waiver of such terms or conditions, or of the Debtors’ and Purchaser’s rights to enforce every term and condition of the Assigned Contracts.
20. Injunction. Pursuant to sections 105(a), 363 and 365 of the Bankruptcy Code, other than the right to payment of the Cure Costs, if any, all Contract Counterparties are forever barred and permanently enjoined from raising or asserting against the Seller or the Purchaser any assignment fee, default, breach or claim or pecuniary loss arising under or related to the Assigned Contracts existing as of the Petition Date or any assignment fee or condition to assignment arising by reason of the Closing.

Other Provisions

21. DIP Payoff. After depositing the Wind Down Amount, as provided in the Purchase Agreement, in connection with the Closing: (i) the Seller shall pay in cash in full all Obligations (as defined in the DIP Credit Agreement) to the administrative agent under the DIP Credit Agreement (the “DIP Agent”), for the benefit of itself and the lenders party to the DIP Credit Agreement (the “DIP Lenders”), in accordance with the DIP Credit Agreement; and (ii) other than obligations that specifically survive termination as provided in the DIP Credit Agreement, such as any indemnification obligations, the DIP Credit Agreement, the DIP Lenders’ commitments thereunder, and any of the DIP Agent’s or DIP Lenders’ obligations or liabilities under the DIP Order shall be deemed terminated after such DIP payoff.
22. First Lien Payoff. On the Closing Date and immediately following the Closing, unless the Court orders otherwise, the Seller shall pay in cash the amount necessary to repay the First Lien Indebtedness in full to the First Lien Agent, for the benefit of itself and the First Lien Lenders, in accordance with the First Lien Credit Agreement.
23. Second Lien Payoff. On the Closing Date and immediately following the Closing, unless the Court orders otherwise, any amount of the Cash Consideration (which, for the sake of clarity, does not include the Wind Down Amount) in excess of the amount required to repay the First Lien Indebtedness in cash in full, shall be paid to the Second Lien Agent on account of the Second Lien Indebtedness.
24. Segregation of Wind Down Amount. Notwithstanding anything to the contrary in the DIP Credit Agreement, on the Closing Date, but prior to the DIP Payoff described in paragraph 21 herein, the Debtors shall be authorized to use cash collateral or borrowings under the DIP Credit Agreement to fund the amounts specified in the last sentence of Section 3.12 of the DIP Credit Agreement, including the Wind Down Amount, and the Debtors are authorized and directed to deposit such funds in the account specified in Section 7.18 of the Purchase Agreement. Upon payment of all Wind Down Expenses, the Debtors shall remit the remaining outstanding balance of the Wind Down Amount, if any (the “Wind Down Surplus”), to the Purchaser; provided, however, that the Wind Down Expenses shall be paid, and the Wind Down Surplus shall be remitted to the Purchaser, not later than ninety (90) days after the consummation of a plan of reorganization. Notwithstanding anything to the contrary in the Final DIP Order or in the DIP Facility Documents (as defined in the Final DIP Order), no DIP Facility Lien, Prepetition Lien, Replacement Lien, Permitted Senior Lien, DIP Facility Superpriority Claim, First Lien Administrative Claim or Adequate Protection Payment (each as defined in the Final DIP Order) shall attach to or have any right to payment from the Wind Down Amount.
25. Injunction. Effective upon the Closing Date and except as otherwise provided by stipulations filed with or announced to this Court with respect to a specific matter, except as explicitly provided in the Purchase Agreement, all Persons and entities are forever prohibited and permanently enjoined from commencing or continuing in any manner any action or other proceeding, whether in law or equity, in any judicial, administrative, arbitral or other proceeding against the Purchaser, its successors and assigns, or the Purchased Assets, with respect to any (a) Encumbrance (other than an Assumed Liability or a Permitted Encumbrance) arising under, out of, in connection with or in any way relating to the Debtors, the Purchaser, the Purchased Assets, or the operation of the Purchased Assets prior to the Closing of the Sale, or (b) successor liability, including, without limitation, the following actions: (i) commencing or continuing in any manner any action or other proceeding against the Purchaser, its successors or assigns, Purchased Assets or properties; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Purchaser, its successors, Purchased Assets or properties; (iii) creating, perfecting or enforcing any Encumbrance against the Purchaser, its successors or assigns, Purchased Assets or properties; (iv) asserting any setoff, right of subrogation or recoupment of any kind against any obligation due the Purchaser or its successors or assigns; (v) commencing or continuing any action, in any manner or place, that does not comply or is inconsistent with the provisions of this Sale Order or other orders of this Court, or the agreements or actions contemplated or taken in respect thereof; or (vi) revoking, terminating or failing or refusing to issue or renew any license, permit or authorization to operate any of the Purchased Assets or conduct any of the businesses operated with the Purchased Assets.
26. No Liability for Claims Against Seller or Other Debtors. Except for the Permitted Encumbrances and Assumed Liabilities or as otherwise expressly set forth in this Sale Order or the Purchase Agreement, the Purchaser and its employees, officers, directors, advisors, lenders, affiliates, owners, successors and assigns shall not have any liability (successor, vicarious or otherwise), or any other obligation of the Seller or any of the other Debtors. The Purchaser has given substantial consideration under the Purchase Agreement for the benefit of the holders of any Encumbrance. The consideration given by the Purchaser shall constitute valid and valuable consideration for the releases of any potential claims of successor liability of the Purchaser, which releases shall be deemed to have been given in favor of the Purchaser by all holders of Encumbrances against or interests in the Seller or any of the other Debtors or any of the Purchased Assets.
27. Good Faith. The transactions contemplated by the Purchase Agreement are undertaken by the Purchaser without collusion and in good faith, as that term is defined in section 363(m) of the Bankruptcy Code, and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale (including the assumption and assignment of the Assigned Contracts), unless such authorization and consummation of such Sale are duly stayed pending such appeal. The Purchaser is a good faith buyer within the meaning of section 363(m) of the Bankruptcy Code and, as such, is entitled to, and granted, the full protections of section 363(m) of the Bankruptcy Code.
28. Allocation of Purchased Assets. Purchaser is hereby authorized in connection with consummation of the Purchase Agreement to allocate the Purchased Assets and Assigned Contracts (subject to the terms thereof) among its affiliates, designees, assignees, and/or successors in a manner as it in its discretion deems appropriate and to assign, sublease, sublicense, transfer or otherwise dispose of any of the Purchased Assets or the rights under any Assigned Contract (subject to the terms thereof) to its affiliates, designees, assignees, and/or successors with all of the rights and protections accorded under this Order and the Purchase Agreement, and the Seller shall cooperate with and take all actions reasonably requested by Purchaser to effectuate any of the foregoing.
29. Plan Not to Conflict. Nothing contained in any plan of reorganization or liquidation, or order of any type or kind entered in (a) these Bankruptcy Cases, (b) any subsequent chapter 7 case into which any such chapter 11 case may be converted, or (c) any related proceeding subsequent to entry of this Sale Order, shall conflict with or derogate from the provisions of the Purchase Agreement or the terms of this Sale Order.
30. Effective Immediately. Pursuant to Bankruptcy Rules 7062, 9014, 6004(h) and 6006(d), this Sale Order shall be effective immediately upon entry and the Seller and the Purchaser are authorized to close the Sale immediately upon entry of this Sale Order.
31. Bulk Sales Law. No bulk sales law or any similar law of any state or other jurisdiction applies in any way to the Sale.
32. Brokers. Except for the fees and expenses of brokers, finders, or financial advisors for the Seller set forth on Schedule 4.10 of the Purchase Agreement (for which the Seller is solely responsible), the Seller does not have any obligation to pay any fees, commissions or other similar compensation to any broker, finder, or financial advisor in connection with the Transactions.
33. Purchase Agreement Approved in Entirety. The failure specifically to include any particular provision of the Purchase Agreement in this Sale Order shall not diminish or impair the effectiveness of such provision, it being the intent of this Court that the Purchase Agreement be authorized and approved in its entirety.
34. Standing. The transactions authorized herein shall be of full force and effect, regardless of any Seller’s lack of good standing in any jurisdiction in which such Seller is formed or authorized to transact business.
35. Timing. All time periods set forth in this Sale Order shall be calculated in accordance with Bankruptcy Rule 9006(a).
36. Authorization to Effect Order. The Seller is authorized to take all actions necessary to effect the relief granted pursuant to this Order in accordance with the Motion.
37. Automatic Stay. The automatic stay pursuant to Section 362 is hereby lifted with respect to the Seller to the extent necessary, without further order of this Court, to (i) allow the Purchaser to deliver any notice provided for in the Purchase Agreement, and (ii) allow the Purchaser to take any and all actions permitted under the Purchase Agreement in accordance with the terms and conditions thereof.
38. Escrow Agent. Notwithstanding anything to the contrary in the Purchase Agreement, the Court shall serve as the Escrow Agent (as such term is defined in the Purchase Agreement).
39. The Backup Bid. The Court approves the asset purchase agreement (the “Back- Up Bid”) between Seller and RZR Acquisition Company LLC, along with its parent entity, RZR Holding Corporation, and UBS AG, Stamford Branch, in its capacity as First Lien Agent on behalf of First Lien Lenders, for certain limited provisions thereof, dated October __, 2010 (collectively, the “Back-Up Bidder”) and all related ancillary documents as the Back-Up Bid (as defined in the Revised Bidding Procedures). If the Seller or the Purchaser terminates the Purchase Agreement in accordance with the terms thereof, which each of the Seller and the Purchaser is hereby authorized to do:
(a)
all findings of fact, conclusions of law and all decretal paragraphs of this Sale Order pertaining to the Purchaser and the Purchase Agreement shall apply to the Back-Up Bidder and Back-Up Bid, mutatis mutandis, specifically, without limitation, the relief provided in paragraph 26 and all other provisions herein conferring of good faith purchaser status pursuant to section 363(m) of the Bankruptcy Code;

(b)
pursuant to section 363(b) of the Bankruptcy Code, the Seller and the other Debtors are authorized and directed to (a) consummate the Sale of the Purchased Assets to the Back-Up Bidder pursuant to and in accordance with the terms and conditions of the Back-Up Bid, and (b) execute and deliver, perform under, and implement the Back-Up Bid, together with all additional instruments and documents that may be reasonably necessary or desirable to implement the Back-Up Bid and the Sale, including any other ancillary documents, or as may be reasonably necessary or appropriate to the performance of the obligations as contemplated by the Back-Up Bid and such other ancillary documents;

(c)	any Encumbrances of the First Lien Agent and the First Lien Lenders shall attached to the Parent Consideration (as defined in the Back-Up Bid);

(d)
any Claims and Encumbrances with respect to the Purchased Assets of the Second Lien Agent and the Second Lien Lenders shall be deemed vacated and released in accordance with this Order and the Second Lien Agent and Second Lien Lenders shall receive not receive any distribution pursuant to paragraph 22 herein;

(e)
notwithstanding anything to the contrary in the DIP Order, effective as of the entry of this Sale Order, the rights (the “Investigation Rights”) of all parties in interest (except the Committee as provided for in that certain Consent Order and Stipulation By and Among the Official Committee of Unsecured Creditors and First and Second Lien Agents Extending Certain Deadline, dated October 7, 2010 (the “Investigation Termination Date Stipulation”)) to investigate the validity, perfection, and enforceability of the Prepetition First Liens (as defined in the DIP Order) and the amount and allowability of the First Lien Indebtedness or to assert any other claims or causes of action against any of First Lien Secured Parties (as defined in the DIP Order) shall terminate. The agreements, acknowledgements, releases and stipulations of the First Lien Obligors (as defined in the DIP Order) contained in paragraph F of the DIP Order shall be irrevocably binding on all the estates and all parties in interest (except the Committee but including, without limitation, a receiver, administrator, or trustee appointed in any of the Bankruptcy Cases or any successor case or in any jurisdiction) without further action by any party or this Court, and all parties in interest (except the Committee but including, without limitation, a receiver, administrator, or trustee appointed in any of the Bankruptcy Cases or any successor case or in any jurisdiction) shall thereafter be forever barred from bringing any Challenge (as defined in the DIP Order) with respect to the First Lien Secured Parties. Upon the earlier of the (a) occurrence of the First Lien Payoff pursuant to paragraph 22 herein or (b) consummation of the Back-Up Bid, the Committee’s Investigation Rights with respect to the First Lien Secured Parties shall terminate; provided, however, that if a Challenge is timely asserted, the Committee’s right to pursue its claims and remedies against the First and Second Lien Agents and their respective lenders is hereby preserved notwithstanding the occurrence of the payoffs set forth in paragraphs 22 and 23 of this Order; and

(f)
within one calendar day of termination of the Purchase Agreement, the Debtors shall file a notice with this Court providing that the Purchase Agreement has been terminated and, immediately upon the filing of such termination notice, the Debtors shall be authorized to consummate the Back- Up Bid as provided for herein without further notice, motion or application to, order of, or hearing before this Court.

40. Retention of Jurisdiction. This Court shall retain jurisdiction to, among other things, interpret, implement, and enforce the terms and provisions of this Sale Order and the Purchase Agreement, all amendments thereto and any waivers and consents thereunder and each of the agreements executed in connection therewith to which the Seller or the other Debtors are a party or which has been assigned by the Seller to the Purchaser, and to adjudicate, if necessary, any and all disputes concerning or relating in any way to the Sale.
41. Order to Govern. To the extent that this Sale Order is inconsistent with any prior order or pleading with respect to the Motion in these Bankruptcy Cases, the terms of this Sale Order shall govern. To the extent there are any inconsistencies between the terms of this Sale Order and the Purchase Agreement (including all ancillary documents executed in connection therewith), the terms of this Sale Order shall govern.
Dated:           October 8, 2010
Wilmington, Delaware

___________________________________
The Honorable Mary F. Walrath
United States Bankruptcy Judge

1
The Debtors in these chapter 11 cases, along with the last four (4) digits of each Debtor’s federal tax identification number, are: American Safety Razor Company, LLC (0207), American Safety Razor Corporation (5475), ASR Holdings, Inc. (6509), Industrias Manufactureras ASR de Puerto Rico, Inc. (4894), Megas Beauty Care, Inc. (0321), Megas de Puerto Rico, Inc. (3065), Personna International de Puerto Rico, Inc. (0814), RSA Holdings Corp. of Delaware (3029), RSA Soap Company, Inc. (7635), and Valley Park Realty, Inc. (3691). The following entities are non-debtor foreign affiliates of the Debtors: American Safety Razor Australia Pty Limited; American Safety Razor do Brasil Ltda.; American Safety Razor of Canada Limited; ASR Exportacao, Importacao, Comercio e Industria de Produtos de Barbear Ltda; Personna International CZ s.r.o.; Personna International de Mexico, S.A. de C.V.; Personna International Israel Ltd.; Personna International Limited; Personna International UK Limited; Personna International UK Ltd; and Wolco Holland BV. The corporate address of American Safety Razor Company, LLC is 240 Cedar Knolls Road, Cedar Knolls, NJ 07927.

2	Unless otherwise stated, all capitalized terms used but not otherwise defined herein shall have the same meaning as set forth in the Purchase Agreement (as defined below) or Motion, as applicable.

3
The findings and conclusions set forth herein constitute the Court’s findings of fact and conclusions of law pursuant to Bankruptcy Rule 7052, made applicable to this proceeding pursuant to Bankruptcy Rule 9014. To the extent that any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such.

EXHIBIT A

Purchase Agreement